Filed Pursuant to Rule 424(b)(2)
Registration No. 333-110294

Prospectus Supplement to Prospectus dated November 14, 2003.

12,000,000 ACESTM/SM

Amerada Hess Corporation

7.00% Mandatory Convertible Preferred Stock
Automatically Convertible Equity Securities (ACES)

       We are offering 12,000,000 shares of our 7.00% ACES by this prospectus supplement.

       We will pay annual dividends on each of the ACES in the amount of $3.50. Dividends will be cumulative from the date of issuance and, to the extent that assets are legally available to pay dividends and our board of directors declares a dividend payable, we will pay dividends in cash on March 1, June 1, September 1 and December 1 of each year. The first dividend payment will be made on March 1, 2004 in the amount of $0.9333 per ACES which reflects the time period from the date of issuance to March 1.

       Each ACES has a liquidation preference of $50, plus accrued and unpaid dividends. Each ACES will automatically convert on December 1, 2006, into between 0.8305 and 1.0299 shares of our common stock, subject to anti-dilution adjustments, depending on the average closing price of our common stock over the 20-trading day period ending on the third trading day prior to such date. At any time prior to December 1, 2006, holders may elect to convert one ACES into 0.8305 shares of our common stock, subject to anti-dilution adjustments. If the closing price per share of our common stock exceeds $90.30 for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations, to cause the conversion of all, but not less than all, of the ACES then outstanding at the conversion rate of 0.8305 shares of our common stock per ACES provided that we pay the present value of all remaining dividend payments at that time.

       We intend to apply to list the ACES on the New York Stock Exchange under the symbol “AHCPR”. Our common stock is listed on the New York Stock Exchange under the symbol “AHC.” The last reported sale price of our common stock on November 19, 2003 was $48.55 per share.

       Investing in the ACES involves risks. See “Risk Factors,” beginning on page S-8 of this prospectus supplement.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per
	Share	Total

Initial price to public	$50.00	$600,000,000
Underwriting discounts	$1.50	$18,000,000
Proceeds, before expenses, to Amerada Hess Corporation	$48.50	$582,000,000

       To the extent the underwriters sell more than 12,000,000 ACES, the underwriters have the option to purchase up to 1,500,000 additional ACES from us at the initial price to the public less the underwriting discount.

       The underwriters expect to deliver the ACES against payment in New York, New York on or about November 25, 2003.

Goldman, Sachs & Co.

Banc of America Securities LLC

Citigroup

JPMorgan

Morgan Stanley

Prospectus Supplement dated November 19, 2003.

       In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder shall under any circumstance imply that the information in this prospectus supplement is correct as of any date subsequent to the date on the cover of this prospectus supplement or that the information contained in the accompanying prospectus is correct as of any date subsequent to the date on the cover of the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

       This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

       If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual reports and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Also, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC. In addition, you may inspect reports, proxy statements and other information concerning Amerada Hess Corporation at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This document contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of, and estimates and assumptions made by and information currently available to, our management. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar words, as they relate to us or our management, identify forward-looking statements. These statements reflect the current views of our management regarding our operations and results of operations. These statements are subject to certain risks, uncertainties and assumptions relating to Amerada Hess’s future results of operations and financial position, liquidity and capital resources, capital expenditures, oil and gas production, debt repayment, income tax rates, hedging, and derivative disclosures and other factors described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, our Report on Form 8-K filed on November 6, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 which are incorporated by reference in this document. Should one or more of these risks or uncertainties occur, or should management’s assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

S-i

SUMMARY

       This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our ACES. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section titled “Risk Factors” beginning on page S-8 of the accompanying prospectus and the documents incorporated by reference, before making an investment decision. Unless the context requires otherwise, and except as discussed under the captions “Amerada Hess Corporation,” and “Summary Financial Data,” references in this prospectus supplement to “Amerada Hess,” “we,” “us” or “our” refer to Amerada Hess Corporation and not its consolidated subsidiaries. All references to production and reserve volumes in this prospectus represent amounts net to Amerada Hess.

Amerada Hess Corporation

       We are a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Equatorial Guinea, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia. About 70% of our capital employed is in exploration and production. In 2003, more than 90% of our capital expenditures will be spent in the exploration for, and the development and production of, crude oil and natural gas.

       As of December 31, 2002, our estimated proved reserves were 1,195 million barrels of oil equivalent (MMBOE), approximately 65% of which was crude oil. After giving effect to asset divestitures and exchanges that were completed during 2003, our estimated proved reserves at December 31, 2002 would have been 1,085 MMBOE. For the nine months ended September 30, 2003, crude oil production averaged 245,000 barrels per day (BPD), gas production averaged 680 billion cubic feet per day and natural gas liquids production averaged 20,000 BPD. We expect total production in 2003 to average 369,000 barrels of oil equivalent per day.

       Refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. (PDVSA). The HOVENSA refinery, which is one of the world’s largest with a crude oil capacity of 495,000 BPD, produces high-quality, clean-burning fuel oils, gasoline and other petroleum products. We also have a 55,000 BPD fluid catalytic cracking facility in Port Reading, New Jersey which produces substantially all gasoline and heating oil. Our strategically placed terminals provide us with extensive storage capacity on the East Coast of the United States, through which we distribute HESS products to customers from Massachusetts to Florida. We market refined petroleum products to wholesale distributors, industrial and commercial users, other petroleum companies, governmental agencies, and public utilities and to the motoring public through approximately 1,200 HESS brand retail gasoline and convenience store outlets.

       We are a Delaware corporation. Our principal executive offices are located at 1185 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 997-8500.

Our Business Strategy

       Our long-term strategic goal is to reshape our portfolio of assets to enhance financial performance and provide long-term profitable growth. We intend to achieve these objectives by focusing on the following initiatives:

•	Reshape exploration and production business for long-term financial performance. We intend to continue to increase reserves outside the mature regions of the United States and North Sea. We believe that, over time, we can lower our unit costs of production and increase our reserves to production life, and thereby strengthen future profitability, through an increase in new field developments, a more focused, higher-impact exploration program, and sales of lower value, mature properties. To this end, we intend to focus the majority of our capital expenditures on oil and gas field developments. In 2003, we expect approximately 60% of our estimated $1.4 billion of capital expenditures will be used for developments. This reflects a major shift from an average of about 37% during the past three years (excluding acquisitions). We expect these new developments will improve profitability and provide future cash flow. We also continue to drill exploration wells in high impact basins in the deepwater Gulf of Mexico, West Africa and Southeast Asia.

•	Enhance financial returns from existing refining and marketing assets. We intend to enhance financial returns from the HOVENSA refinery joint venture and our retail and energy marketing operations on the East Coast of the United States. HOVENSA completed construction of its 58,000 BPD coking unit in 2002, making it a more sophisticated and efficient merchant refinery. Returns from this coker, which permits HOVENSA to run lower-cost, heavy crude oils to manufacture gasoline and heating oil, are supported by a 115,000 BPD heavy crude oil supply contract through 2022 with PDVSA. On the marketing side, we will continue to selectively expand our HESS EXPRESS convenience store network.

•	Maintain capital discipline and focus on financial returns. We intend to maintain capital discipline and strengthen our financial position. Since January 1, 2002, we have received approximately $700 million in proceeds, largely from the sale of mature, higher cost exploration and production assets, and approximately $200 million in proceeds from the sale of refining and marketing assets. We have used the net proceeds from these sales along with cash flows from operations to reduce debt by approximately $1.2 billion in that same time period. In addition, a global organizational restructuring initiated in 2003 has resulted in an approximate 30% reduction in our exploration and production workforce.

Recent Developments

Recent Exploration Announcements

       On October 29, 2003, we announced a deepwater oil discovery at the Tubular Bells prospect located in Mississippi Canyon Block 725. The block is located 135 miles southeast of New Orleans. The Tubular Bells discovery well is located in approximately 4,300 feet of water and was drilled to a depth of 31,131 feet. The exploratory well encountered 190 feet of net oil pay. Further appraisal drilling is planned to determine the extent of the discovery. We own a 20 percent working interest in the Tubular Bells prospect. Our partners are BP, who is operator with a 50 percent working interest, and ChevronTexaco, who owns a 30 percent working interest.

       On November 12, 2003, BHP Billiton announced the results of the first appraisal well on the Shenzi field, discovered last year in the deepwater Gulf of Mexico. Shenzi-2 is in approximately 4,200 feet of water and was drilled to a depth of 25,500 feet. The appraisal well encountered approximately 500 feet of net oil pay in a 1,250 foot gross hydrocarbon column of lower Miocene reservoir sandstones. Shenzi-2 is located approximately two miles southwest of the discovery well Shenzi-1, which encountered a gross hydrocarbon column of 465 feet with 140 feet of net pay. Following well logging operations and other data collection activities, the partners are planning to drill a sidetrack out of the existing well bore. We own a 28 percent working interest in the Shenzi field. Our partners are BHP Billiton, who is operator with a 44 percent working interest, and BP, who owns a 28 percent interest.

Tender Offers

       On November 17, 2003, we commenced offers to purchase all of our outstanding 5.9% Notes due 2006, all of our outstanding 5.3% Notes due 2004 and all of the outstanding 9.25% Senior

Notes due 2005 and 8.875% Notes due October 1, 2007 issued by Triton Energy Corporation and Triton Energy Limited and previously assumed by us. We intend to fund the purchase of the notes through the issuance and sale of the ACES offered hereby and, if needed, with other available funds. As the primary source of proceeds to finance the purchase of the aforementioned Notes is this offering of ACES, the consummation of the tender offers is subject to the completion of this offering.

THE OFFERING

Issuer	Amerada Hess Corporation

Securities offered	12,000,000 7.00% ACES

Initial price	$50.00 for each ACES

Option to purchase additional ACES	To the extent the underwriters sell more than 12,000,000 ACES, the underwriters have the option to purchase up to 1,500,000 additional ACES from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus supplement. If the underwriters exercise their option to purchase additional ACES in full, we will have 13,500,000 million ACES outstanding.

Dividends	$3.50 for each ACES per year. Dividends will be cumulative from the date of issuance and to the extent that assets are legally available to pay dividends and our board of directors declares a dividend payable, we will pay dividends in cash on each dividend payment date. The dividend payable on the first cash dividend payment date is $0.9333 and on each subsequent dividend payment date will be $0.8750.

Dividend payment dates	March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2004.

Redemption	The ACES will not be redeemable.

Mandatory conversion date	December 1, 2006, which we call the mandatory conversion date.

Automatic conversion	On the mandatory conversion date, each ACES will automatically convert into shares of our common stock, based on the conversion rate as described below.

The holders of the ACES on the mandatory conversion date will have the right to receive the cash dividend due on such date (including any accrued and unpaid dividends on the ACES as of the mandatory conversion date), whether or not declared prior to such date, provided that we have legally available assets at such time.

Conversion rate	The conversion rate for each ACES will be not more than 1.0299 shares and not less than 0.8305 shares of our common stock, depending on the applicable market value of our common stock, as described below.

The “applicable market value” of our common stock is the arithmetic average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. It will be calculated as described under “Description of the ACES — Mandatory Conversion.”

The conversion rate is subject to certain adjustments, as described under “Description of the ACES — Anti-dilution Adjustments.”

The following table illustrates the conversion rate per ACES subject to certain anti-dilution adjustments:

Applicable Market
Value on
Mandatory	Conversion
Conversion Date	Rate

less than or equal to $48.55 between $48.55 and $60.20 equal to or greater than $60.20	1.0299 1.0299 to 0.8305 0.8305

Optional conversion	At any time prior to December 1, 2006, you may elect to convert each of your ACES at the minimum conversion rate of shares of our common stock. This conversion rate is subject to certain adjustments as described under “Description of the ACES — Anti-dilution Adjustments.”

Provisional conversion at our option	If at any time prior to December 1, 2006, the closing price per share of our common stock exceeds $90.30 (150% of the threshold appreciation price of $60.20), subject to anti-dilution adjustments, for at least 20 trading days within a period of 30 consecutive trading days, we may elect to cause the conversion of all, but not less than all, of the ACES then outstanding at the minimum conversion rate of 0.8305 shares of our common stock for each ACES, subject to certain adjustments as described under “Description of the ACES — Anti-dilution Adjustments,” only if, in addition to issuing you such shares of common stock, we pay you in cash the present value of all the remaining dividend payments through and including December 1, 2006, on the ACES, computed using a discount rate equal to the treasury yield, plus any accrued and unpaid dividend payments on the ACES, whether or not declared, in each case, out of legally available assets. See “Description of the ACES — Provisional Conversion at Our Option.”

Early conversion upon cash merger	Prior to the mandatory conversion date, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which we refer to as a “cash merger,” then on the date specified in our notice to you each holder of the ACES will have the right to convert their ACES at the conversion rate, determined in accordance with “Conversion Rate” above, in effect immediately prior to the cash merger. See “Description of the ACES — Early Conversion upon Cash Merger.”

Anti-dilution adjustments	The formula for determining the conversion rate on the mandatory conversion date and the number of shares of our common stock to be delivered upon an early conversion event may be adjusted if certain events occur. See “Description of the ACES — Anti-dilution Adjustments.”

Liquidation preference	$50.00 per ACES, plus an amount equal to the sum of all accrued and unpaid dividends.

Voting rights	Holders of ACES will not be entitled to any voting rights, except as required by applicable state law and as described under “Description of the ACES — Voting Rights.”

Ranking	The ACES will rank:

• junior to all or existing and future debt obligations;

• junior to any class or series of our capital stock the terms of which provide that such class or series will rank senior to the ACES;

• senior to any class or series of our capital stock the terms of which provide that such class or series will rank junior to the ACES;

• senior in right of payment to all our common stock now outstanding or to be issued in the future; and

• on a parity with any other class or series of our capital stock, including our 3% cumulative convertible preferred stock.

We will not be entitled to issue any class or series of our capital stock the terms of which provide that such class or series will rank senior to the ACES without the consent of two-thirds of the holders of the ACES.

As of September 30, 2003, there were 326,805 shares of our 3% cumulative convertible preferred stock outstanding, with an aggregate liquidation preference of approximately $16 million.

Related party purchase	John B. Hess, our Chairman of the Board and Chief Executive Officer, and a Hess family trust have indicated their intention to purchase in the aggregate 500,000 of our ACES for an aggregate purchase price of $25 million. In addition, a director and three of our officers have indicated their intention to purchase an aggregate of approximately $2.1 million of our ACES.

Use of proceeds	We will use the net proceeds from this offering to repay or repurchase debt and for general corporate purposes. See “Use of Proceeds.”

SUMMARY FINANCIAL DATA

       The following summary financial data have been derived from our consolidated financial statements and should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003, and our Current Report on Form 8-K, filed on November 6, 2003, which includes our updated financial information for discontinued operations, non-GAAP financial measures and other matters stated therein. The unaudited financial information presented below for the nine month periods ended September 30, 2003 and 2002 reflects all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of our results of operations and financial position.

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2003	2002	2002	2001	2000

	(in millions, except per share data)
Income Statement Information
Total revenues and non-operating income	$10,872	$8,486	$11,732	$13,260	$12,033
Income (loss) from continuing operations	398	155	(245)	816	917
Net income (loss)	574	153	(218)	914	1,023
Income (loss) per share from continuing operations	4.47	1.73	(2.78)	9.15	10.20
Net income (loss) per share	6.45	1.72	(2.48)	10.25	11.38
Dividends per share of common stock	$0.90	$0.90	$1.20	$1.20	$0.60
Weighted average diluted shares outstanding	89.1	89.3	88.2	89.1	89.9
Cash Flow Information
Net cash provided by operating activities(1)	$1,159	$1,427	$1,965	$1,960	$1,795
Capital expenditures	1,015	1,207	1,534	5,221	938
Balance Sheet Information (at period end)
Cash and cash equivalents	$339	$48	$197	$37	$312
Total assets	13,211	13,627	13,262	15,369	10,274
Total debt	4,490	5,083	4,992	5,665	2,050
Stockholders’ equity	4,714	4,683	4,249	4,907	3,883
Stockholders’ equity per common share	52.27	52.32	47.46	55.11	43.58

(1)	Net cash provided by operating activities includes changes in operating assets and liabilities.

RISK FACTORS

       You should carefully consider the risks described below, the risks set forth in the accompanying prospectus and the other information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below, will not occur. In such an instance, the trading price of our securities, including ACES, could decline and you might lose all or part of your investment.

Risks Related to This Offering

You assume the risk that the market value of our common stock may decline.

       The number of shares of our common stock that you will receive upon the conversion of your ACES is not fixed but instead will depend on the average of the closing price per share of our common stock on the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date, which we refer to as the applicable market value. There can be no assurance that the market value of common stock received by you on the mandatory conversion date will be equal to or greater than the effective price per share paid by you for our common stock by buying the ACES. If the applicable market value of the common stock is less than the initial price of $48.55, the market value of the common stock issued to you pursuant to each ACES on the mandatory conversion date (assuming that the market value on the mandatory conversion date is the same as the applicable market value of the common stock) will be less than the effective price per share paid by you for the common stock on the date of issuance of the ACES. Accordingly, you assume the risk that the market value of the common stock may decline, and that the decline could be substantial.

Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

       Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of the date of this prospectus supplement, our restated certificate of incorporation, as amended, provides that we have authority to issue up to 200,000,000 shares of common stock. As of September 30, 2003, 89,876,430 shares of common stock were outstanding. Also, as of such date, there were 4,631,400 shares of common stock authorized but reserved for issuance, and 105,492,170 shares of common stock authorized and available for issue. An additional 9,966,000 to 12,358,800 shares of common stock will be issuable upon conversion of the ACES (and an additional 1,245,750 to 1,544,850 shares of common stock if the underwriters exercise their option to purchase additional ACES in full). We will reserve for issuance the maximum number of shares of our common stock issuable upon conversion of the ACES. See “Description of the ACES.”

The trading prices for the ACES will be directly affected by the trading prices of our common stock.

       The trading prices of the ACES in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the ACES, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock underlying the ACES. Any such arbitrage could, in turn, affect the trading prices of the ACES and our common stock.

The opportunity for equity appreciation provided by an investment in the ACES is less than that provided by a direct investment in our common stock.

       Your opportunity for equity appreciation afforded by investing in the ACES is less than your opportunity for equity appreciation if you directly invested in our common stock. This opportunity is less because the market value of the common stock to be received by you pursuant to the ACES on the mandatory conversion date (assuming that the market value is the same as the applicable market value of the common stock) will only exceed the effective price per share paid by you for our common stock on the date of issuance of the ACES if the applicable market value of the common stock exceeds the threshold appreciation price of $60.20 (which represents an appreciation of approximately 24% over the initial price of $48.55). If the applicable market value of our common stock exceeds the initial price but falls below the threshold appreciation price, you realize no equity appreciation of the common stock for the period during which you own the ACES. Furthermore, if the applicable market value of our common stock equals or exceeds the threshold appreciation price, you would receive on the mandatory conversion date only approximately 81% of the value of the shares of common stock you could have purchased with $50 at the last reported sale price of our common stock on the date hereof.

Holders of the ACES will have no rights as a common shareholder until they acquire our common stock.

       Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by applicable state law or our amended and restated certificate of incorporation, and as described under “Description of the ACES — Voting Rights”), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The ACES have never been publicly traded and an active trading market for such stock may not develop.

       Prior to this offering, there has been no public market for the ACES. Although we intend to apply to list the ACES on the New York Stock Exchange, there can be no assurance that an active trading market will develop, or, if developed, will be maintained. Also, the underwriters have advised us that they intend to facilitate secondary market trading by making a market in the ACES. However, the underwriters are not obligated to make a market in the ACES and may discontinue market making activities at any time.

Our issuance of additional preferred stock could adversely affect holders of our common stock.

       Our board of directors is authorized to issue additional series of shares of cumulative preferred stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such series of shares of cumulative preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue cumulative preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue cumulative preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The ACES will rank junior to all our and our subsidiaries’ liabilities and pari passu with our 3% cumulative convertible preferred stock in the event of a bankruptcy, liquidation or winding up of our assets.

       In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on the ACES only after all our liabilities have been paid and only on a pari passu basis with our 3% cumulative convertible preferred stock and any other pari passu preferred stock we may issue hereafter. In addition, the ACES will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock (other than common stock) of our subsidiaries held by third parties. The rights of holders of the ACES to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and equity holders. As of September 30, 2003, we had approximately $4.49 billion of total debt (including debt of our subsidiaries). In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of the ACES then outstanding. To the extent we have assets remaining after paying our and our subsidiaries’ liabilities, we are obligated to pay amounts due on any or all our 3% convertible cumulative preferred stock then outstanding on a pari passu basis with amounts due on any or all the ACES then outstanding.

The ACES provide limited settlement rate adjustments.

       The number of shares of common stock that you are entitled to receive on the mandatory date, or as a result of early conversion of an ACES, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the ACES — Anti-Dilution Adjustments.” We will not adjust the conversion rate, for other events, including offerings of common stock for cash by us or in connection with acquisitions. There can be no assurance that an event that adversely affects the value of the ACES, but does not result in an adjustment to the conversion rate, will not occur. Further, we are not restricted from issuing additional common stock during the term of the ACES and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares to be received on the mandatory date to the price of the common stock, such other events may adversely affect the trading price of the ACES.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

       The number of shares of common stock that you are entitled to receive on the mandatory conversion date, or as a result of early conversion of the ACES, is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the ACES — Anti-dilution Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a quarterly cash dividend in excess of $0.30 per share, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you will generally have to include in income would be the fair market value of the additional common stock to which you would be entitled by reason of the increase in your proportionate equity interest in the Company to the extent of our current and accumulated earnings and profits. In addition, non-U.S. holders of the ACES may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements.

USE OF PROCEEDS

       The net proceeds of this offering are expected to be $581,000,000 after deducting the underwriting discount and commissions and other offering expenses payable by us. We intend to use the net proceeds to retire debt by paying the purchase price for tenders received in our offer to purchase all of our outstanding 5.9% Notes due August 15, 2006 (of which approximately $362 million is outstanding), all of our outstanding 5.3% Notes due August 15, 2004 (of which approximately $136 million is outstanding), all of the outstanding 9.25% Senior Notes due April 15, 2005 issued by Triton Energy Corporation and Triton Energy Limited, and previously assumed by us, (of which approximately $48 million is outstanding) and all of the outstanding 8.875% Notes due October 1, 2007 issued by Triton Energy Corporation and Triton Energy Limited, and previously assumed by us (of which approximated $48 million is outstanding). To the extent there are proceeds remaining, we may choose to repay other debt or use the proceeds for general corporate purposes, including capital expenditures for developments. Our estimated capital expenditure budget for 2004 is $1.5 billion.

CAPITALIZATION

       The following table presents our consolidated capitalization and cash position as of September 30, 2003 and as adjusted to give effect to the issuance of the mandatory convertible preferred stock (assuming no exercise of the underwriters’ over-allotment options) and the application of the net proceeds from the ACES offered. See “Use of Proceeds.”

	At September 30,
	2003

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents	$339	$436

Total debt(1)	$4,490	$4,031

Stockholders’ equity
Preferred Stock, par value $1.00 per share; 20,000,000 shares authorized for issuance
3% cumulative convertible series
Authorized — 330,000 shares
Issued — 327,000 shares ($16 million liquidation preference)	—	—
7% cumulative mandatory convertible series (ACES)
Authorized — 13,500,000 shares
Issued — 12,000,000 shares ($600 million liquidation preference)	—	12
Common stock, par value $1.00
Authorized — 200,000,000 shares
Issued — 89,876,000 shares at September 30, 2003(2)	90	90
Capital in excess of par value	963	1,532
Retained earnings(1)(3)	3,975	3,959
Accumulated other comprehensive loss	(284)	(284)
Deferred compensation	(30)	(30)

Total stockholders equity	4,714	5,279

Total capitalization	$9,204	$9,310

(1)	We are making a tender offer for certain series of our debt that are currently outstanding. The amount of debt that will be tendered (and the amount of the premium paid as a result) cannot be determined in advance. The above capitalization table assumes that the amount of debt retired and the resultant premiums will be equal to the net proceeds of the ACES offering.

(2)	Does not reflect (a) 4,222,900 shares reserved for issuance in connection with stock options granted and (b) 408,500 shares reserved for issuance under our amended and restated 1995 long-term incentive plan. As adjusted does not reflect 12,358,800 shares that will be reserved for issuance upon conversion of the ACES.

(3)	Includes premium on debt repurchased of $25 before income taxes and $16 after income taxes.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED

       Our common stock, $1.00 par value, is traded on the New York Stock Exchange under the trading symbol “AHC.” The high and low closing sales prices per share for the periods indicated were as follows, together with the dividends declared per share for such periods:

			Dividends Per
	High	Low	Common Share

Year Ended December 31, 2001:
First Quarter	$79.45	$66.25	$.30
Second Quarter	$90.40	$73.40	.30
Third Quarter	$82.39	$59.07	.30
Fourth Quarter	$68.96	$53.75	.30
Year Ended December 31, 2002:
First Quarter	$80.15	$57.60	$.30
Second Quarter	$84.70	$74.61	.30
Third Quarter	$83.00	$61.35	.30
Fourth Quarter	$71.48	$49.40	.30
Year Ended December 31, 2003:
First Quarter	$57.20	$41.14	$.30
Second Quarter	$51.50	$43.51	.30
Third Quarter	$50.90	$45.04	.30
Fourth Quarter (through November 19, 2003)	$54.18	$48.08	—

       On November 19, 2003, the closing sale price of our common stock on the New York Stock Exchange was $48.55 per share. At the close of business on November 13, 2003, there were 6,874 holders of record of our common stock.

DESCRIPTION OF THE ACES

       The description in this prospectus supplement of the terms of the ACES is only a summary. The terms of the ACES are contained in a certificate of designation that will amend our amended and restated certificate of incorporation, as amended. We have previously filed with the SEC copies of our amended and restated certificate of incorporation, as amended. See “Where You Can Find More Information.” The certificate of designation will be filed as an exhibit to a Current Report on Form 8-K after the date of this prospectus supplement.

General

       Our restated certificate of incorporation, as amended, authorizes the issuance of 20,000,000 shares of preferred stock, par value $1.00 per share, of which 326,805 shares of 3% cumulative convertible preferred stock were issued and outstanding as of September 30, 2003. The ACES constitutes a new series of our preferred stock. See “Description of Common Stock” and “Description of the Preferred Stock” in the accompanying prospectus for a description of our other classes of capital stock.

       The ACES are a single series consisting of 12,000,000 ACES (or 13,500,000 ACES if the underwriters exercise their option to purchase additional ACES in full in accordance with the procedures set forth in “Underwriting”). The holders of the ACES will have no preemptive rights. Upon issuance, all of the ACES will be fully paid and non-assessable.

       The ACES will rank:

•	junior to all our existing and future debt obligations;

•	junior to any class or series of our capital stock the terms of which provide that such class or series will rank senior to the ACES;

•	senior to any class or series of our capital stock the terms of which provide that such class or series will rank junior to the ACES;

•	senior in right of payment to all our common stock now outstanding or to be issued in the future; and

•	on a parity with any other class or series of our capital stock, including our 3% cumulative convertible preferred stock.

       We will not be entitled to issue any class or series of our capital stock the terms of which provide that such class or series will rank senior to the ACES without the consent of two-thirds of the holders of the ACES. See “— Voting Rights.”

       As of the date of this prospectus supplement, we are authorized to issue up to 200,000,000 shares of common stock, $1.00 par value per share (the “common stock”). As of September 30, 2003, 89,876,430 shares of common stock were issued and outstanding. In addition, as of such date, there were 4,631,400 shares of common stock authorized, but reserved for issuance. As of September 30, 2003, there were 326,805 shares of our 3% cumulative convertible preferred stock outstanding, with a liquidation preference amount of approximately $16 million.

       Under Delaware law, we may declare or pay dividends on the ACES solely out of legally available assets for the payment of dividends. Under Delaware law, legally available assets means the amount of our surplus. If there is no surplus, legally available assets also means, in the case of a dividend, the amount of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year. Our surplus is the amount by which our total assets exceeds the sum of

•	our total liabilities, including our contingent liabilities, and

•	the amount of our capital.

       When the need to make a determination of legally available assets arises, the amount of our total assets and total liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law.

Dividends

General

       Dividends on the ACES will be payable quarterly in cash, if declared, on the March 1, June 1, September 1 and December 1 of each year (or the following business day if such day is not a business day) (each, a “Dividend Payment Date”) at the annual rate of $3.50 per share. The initial dividend on the ACES, for the first dividend period, assuming the issue date is November 25, 2003, will be $0.9333 per ACES, and will be payable, if declared, on March 1, 2004. Each subsequent quarterly dividend on the ACES, if declared, will be $0.8750 per ACES.

       The amount of dividends payable on each of the ACES for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

       A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the date of issue. Dividends payable, if declared, on a Dividend Payment Date will be payable to holders of record on the February 15, May 15, August 15 or November 15, as the case may be, immediately preceding the relevant Dividend Payment Date, as fixed for the purpose by our board of directors in advance of payment of the relevant dividend. We are only obligated to pay a dividend on the ACES if our board of directors declares the dividend payable and we have assets that legally can be used to pay the dividend. The ACES are entitled to receive payment of dividends on a parity with our outstanding 3% cumulative convertible preferred stock and any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the ACES.

       Dividends on the ACES will be cumulative, whether or not there are assets legally available for the payment of such dividends. This means that, if our board of directors fails to declare a dividend, the dividend will accumulate until declared and paid.

       We are not obligated to pay holders of ACES any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date or any other late payment. We are also not obligated to pay holders of ACES any dividend in excess of the full dividends on the ACES that are payable as described above.

Payment Restrictions

       Unless all dividends on the ACES for all past quarterly dividend periods shall have been paid in full, we will not:

•	declare or pay any dividend or make any distribution of assets on any of our capital stock now or hereafter authorized that ranks junior to the ACES as to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, including our common stock, which we call junior stock, other than dividends or distributions in the form of junior stock;

•	redeem, purchase or otherwise acquire any junior stock, except upon conversion or exchange for other junior stock, or

•	redeem, purchase or otherwise acquire any of our capital stock now or hereafter authorized that ranks equally with the ACES as to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, except upon conversion or exchange for junior stock.

Redemption

       The ACES will not be redeemable.

Mandatory Conversion

       Each of the ACES, unless previously converted will automatically convert, on December 1, 2006, which we call the mandatory conversion date, into a number of newly issued shares of our common stock equal to the conversion rate described below.

       Subject to the immediately following paragraph, the conversion rate, which is the number of newly issued shares of our common stock issuable upon conversion of each of the ACES on the applicable conversion date, will, subject to adjustment under certain circumstances as described under “— Anti-Dilution Adjustments” below, be as follows:

•	If the applicable market value, of our common stock is equal to or greater than $60.20, which we call the threshold appreciation price, then the conversion rate will be 0.8305 shares of our common stock per ACES (the “minimum conversion rate”).

•	If the applicable market value of our common stock is less than the threshold appreciation price but greater than $48.55, which we call the initial price, the conversion rate will be equal to $50.00 divided by the applicable market value of our common stock per ACES.

•	If the applicable market value of our common stock is less than or equal to the initial price, the conversion rate will be 1.0299 shares of our common stock per ACES (the “maximum conversion rate”).

       We refer to the minimum conversion rate and the maximum conversion rate collectively as the fixed conversion rates.

       Accordingly, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value, the aggregate market value of the shares you receive upon conversion will be (1) greater than the liquidation preference of the ACES if the applicable market value is greater than the threshold appreciation price, (2) equal to the liquidation preference if the applicable market value is less than or equal to the threshold appreciation price and greater than or equal to the initial price and (3) less than the liquidation preference if the applicable market value is less than the initial price.

       In addition to the number of newly issued shares of our common stock issuable upon conversion of each ACES on the conversion date determined as above, holders will receive on the mandatory conversion date an amount in cash equal to any accrued and unpaid dividends on the ACES due on the mandatory conversion date, whether or not declared prior to that date, provided that we have legally available assets at such time.

       “Applicable market value” means the average of the closing price per share of our common stock on each of the twenty consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. The initial price is the closing price of our common stock on the New York Stock Exchange on November 19, 2003. The threshold appreciation price represents an approximately 24% appreciation over the initial price.

       The closing price of our common stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of our common stock on the New York Stock Exchange on that date. If our common stock is not listed on the New York Stock Exchange on any date, the closing price of our common stock on any date of determination means the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which our common stock is so listed or quoted, or if our common stock is not so listed or quoted on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market, or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization or, if that bid price is not available, the market price of our common stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

       A trading day is a day on which our common stock:

•	is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

•	has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

Conversion

       Conversion into common stock will occur on the mandatory conversion date, unless:

•	we have caused the conversion of the ACES prior to the mandatory conversion date in the manner described in “— Provisional Conversion at Our Option”;

•	you have converted your ACES prior to the mandatory conversion date, in the manner described in “— Conversion at the Option of the Holder”; or

•	we are involved in a merger prior to the mandatory conversion date in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, and you have converted your ACES through an exercise of the merger early conversion right as described in “— Early Conversion upon Cash Merger.”

       On the applicable conversion date, or as soon as practicable thereafter, certificates representing our common stock will be issued and delivered to you or your designee, upon presentation and surrender of the certificate evidencing the ACES, if ACES are held in certificated form.

       Prior to the date on which shares of common stock are issued upon conversion, our common stock underlying the ACES will not be deemed to be outstanding for any purpose and you will have no rights with respect to our common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock, by virtue of holding the ACES.

Provisional Conversion at Our Option

       Prior to the mandatory conversion date, we may, at our option cause the conversion of all, but not less than all, of the ACES then outstanding into shares of our common stock at the minimum conversion rate of 0.8305 shares of our common stock for each of the ACES, subject to adjustment under certain circumstances as described under “— Anti-Dilution Adjustment” below; provided that the closing price per share of our common stock has exceeded 150% of the threshold appreciation price, initially $90.30, subject to anti-dilution adjustments, for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date that we notify you of the optional conversion. We will provide each holder of ACES of the option by mail and issue a press release and publish such information on our website on the World Wide Web. The date specified in such notice for the optional conversion shall be at least 30 days but no more than 60 days from the date of such notice. We will be able to cause this conversion only if, in addition to issuing you shares of our common stock as described above, we pay you in cash, (i) an amount equal to any accrued and unpaid dividends on your ACES, whether or not declared, and (ii) the present value of all remaining dividend payments on your ACES through and including December 1, 2006, in each case, out of legally available assets. The present value of the remaining dividend payments will be computed using a discount rate equal to the Treasury Yield. “Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date fixed for conversion (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to December 1, 2006, provided, however, that if the then remaining term to December 1, 2006 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the then remaining term to December 1, 2006 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

Conversion at the Option of the Holder

       The holders of ACES have the right to convert them, in whole or in part, at any time prior to the mandatory conversion date, into shares of our common stock at the minimum conversion rate of 0.8305 shares of our common stock for each of the ACES, subject to adjustment under certain circumstances as described under “— Anti-Dilution Adjustments” below.

       Holders of ACES at the close of business on a record date for any payment of dividends will receive the dividend then payable on that ACES on the corresponding Dividend Payment Date even if optional conversion of the ACES occurs between that record date and the corresponding Dividend Payment Date.

       Except as described above, upon any optional conversion of the ACES, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on the ACES, or for prior dividends or distributions on the shares of our common stock issued upon conversion.

Early Conversion upon Cash Merger

       Prior to the mandatory conversion date, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which we refer to as a “cash merger,” then on or after the date of the cash merger, each holder of ACES will have the right to convert the ACES at the conversion rate determined as set forth under “— Mandatory Conversion” assuming that the trading day immediately before the cash merger is the mandatory conversion date. We refer to this right as the “merger early conversion right.” We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify the conversion date, which shall be not less than 20 nor more than 35 days after the date of the notice, on which the merger early conversion will occur and a date by which each holder’s merger early conversion right must be exercised. The notice will set forth, among other things, the applicable conversion rate and the amount of the cash, securities and other consideration receivable by the holder upon conversion. To exercise the merger early conversion right, a holder must deliver to us, on the date specified in the notice, the certificate evidencing such holder’s ACES, if the ACES are held in certificated form. If a holder exercises the merger early conversion right, we will deliver to such holder on the merger early conversion date the kind and amount of securities, cash or other property that such holder would have been entitled to receive if it had converted its ACES immediately before the cash merger at the conversion rate (determined as set forth under “— Mandatory Conversion”) in effect at such time. If a holder does not elect to exercise the merger early conversion right, such holder’s ACES will remain outstanding and subject to mandatory conversion on the mandatory conversion date.

Anti-dilution Adjustments

       Each fixed conversion rate and the number of shares of common stock to be delivered as a result of the conversion described under “— Provisional Conversion at Our Option”, “— Conversion

at the Option of the Holder” and “— Early Conversion upon Cash Merger” will be adjusted if certain events occur:

(1) We pay dividends (and other distributions) on our common stock in shares of our common stock.

(2) We issue to all holders of our common stock rights or warrants entitling them, for a period of up to 45 days, to subscribe for or purchase our common stock at less than the “current market price,” as defined below, of our common stock.

(3) We subdivide, split or combine our common stock.

(4) We distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by clauses (1) or (2) above and any dividend or distribution paid exclusively in cash), in which event each fixed conversion rate will be multiplied by a fraction,

•	the numerator of which is the current market price of our common stock, and

•	the denominator of which is the current market price of our common stock minus the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of the assets or evidences of indebtedness, shares, securities, cash or property so distributed applicable to one share of common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, each fixed conversion rate will be adjusted based on the market value of the securities being distributed relative to the market value of our common stock, in each case based on the average of the closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the “ex-date” for such distribution.

(5) We make a distribution consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any fiscal quarter does not exceed $0.30 (the “dividend threshold amount”), and excluding any dividend or distribution in connection with our liquidation, dissolution or termination, in which event each fixed conversion rate will be multiplied by a fraction,

•	the numerator of which will be the current market price of our common stock; and

•	the denominator of which will be the current market price of our common stock less the amount per share of such dividend or distribution (as determined below).

If an adjustment is required to be made as set forth in this clause as a result of a distribution (1) that is a quarterly dividend, such adjustment would be based on the amount by which such dividend exceeds the dividend threshold amount or (2) that is not a quarterly dividend, such adjustment would be based on the full amount of such distribution. The dividend threshold amount is subject to adjustment on the same basis as the fixed conversion rates, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the fixed conversion rates pursuant to this clause (5).

(6) We or any of our subsidiaries successfully completes a tender or exchange offer for our common stock to the extent that the cash and the value of any other consideration included in the payment per share of our common stock exceeds the closing price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event each fixed conversion rate will be divided by a fraction,

•	the numerator of which shall be equal to (A) the product of (I) the closing price per share of our common stock on the first trading day after the date of expiration of the tender or exchange offer multiplied by (II) the number of shares of common stock outstanding (including any purchased shares) at such time less (B) the amount of cash plus the fair market value, as determined by our board of directors, of the aggregate consideration payable for all the shares of our common stock we purchased in such tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the first trading day after the date of expiration of the tender or exchange offer.

(7) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each fixed conversion rate will be multiplied by a fraction,

•	the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of all shares validly tendered or exchange and not withdrawn as of the expiration of the offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

       The “current market price” is the average of the daily closing prices for the five consecutive trading days preceding the earlier of the day preceding the day in question and the day before the “ex date” with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, the term “ex date,” when used with respect to any such issuance or distribution, means the first date on which our common stock trades without the right to receive such issuance or distribution.

       To the extent that we have a rights plan in effect with respect to our common stock, upon conversion of any ACES, you will receive, in addition to the common stock, the rights under the rights plan, unless, prior to such conversion, the rights have separated from the common stock, in which case each fixed conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

       In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive other securities, cash or property, each ACES that thereafter remains outstanding would, without the consent of the holders of ACES, become convertible into such other securities, cash or property instead of our common stock. In such event, on the applicable conversion date, the conversion rate then in effect will be applied to the value on the applicable conversion date, of the securities, cash or property a holder of one share of our common stock would have received in such transaction. Holders have the right to convert their ACES early in the event of certain cash mergers as described under “— Early Conversion upon Cash Merger.”

       In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our common stock (or rights to acquire our common stock) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

       In the event of a taxable distribution to holders of shares of our common stock that results in an adjustment of each fixed conversion rate or an increase in each fixed conversion rate in our discretion, holders of ACES may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, non-U.S. holders of the ACES may, in certain circumstances be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See “Certain United States Federal Income Tax Considerations — Adjustment of Conversion Rate” in this prospectus supplement.

       Adjustments to each fixed conversion rate will be calculated to the nearest 1/10,000th of a share. We will be required, as soon as practicable following the occurrence of an event that requires or permits an adjustment in each fixed conversion rate, to provide written notice to the holders of ACES of the occurrence of that event. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

       If an adjustment is made to the fixed conversion rates, an adjustment also will be made to the threshold appreciation price and the initial price.

Fractional Shares

       No fractional shares of our common stock will be issued to holders of ACES. In lieu of any fractional share otherwise issuable in respect of the aggregate number of ACES of any holder that are converted upon mandatory conversion or any optional conversion, that holder will be entitled to receive an amount in cash equal to:

•	in the case of mandatory conversion, an early conversion at our option or a merger early conversion, the 5-day average market price of a share of common stock; or

•	in the case of an optional conversion by a holder, the closing price per share of our common stock determined as of the trading day immediately preceding the effective date of conversion.

Common Stock Rights

       Reference is made to the “Description of Common Stock” for a description of the rights of holders of common stock to be delivered upon conversion of ACES.

Liquidation Rights

       In the event of our liquidation, dissolution or winding up, the holders of ACES will be entitled to receive out of our assets available for distribution to shareholders, before any distribution or payment is made on any junior stock as to the distribution of assets upon our voluntary or involuntary liquidation, our dissolution or the winding up of our affairs, a liquidating distribution in the amount of $50.00 per share, plus an amount equal to the sum of all accrued and unpaid dividends, whether or not declared, for the then-current dividend period and all prior dividend periods.

       For the purpose of the last paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of our affairs:

•	the sale, lease or conveyance of all or substantially all of our property or business;

•	the consolidation or merger of Amerada Hess with or into any other corporation; or

•	the consolidation or merger of any other corporation with or into Amerada Hess.

       In the event our assets available for distribution to the holders of shares of our preferred stock, including the ACES, upon any liquidation, dissolution or winding up, whether voluntary or involuntary, are insufficient to pay in full all amounts to which such holders are entitled, the holders of shares of our preferred stock, including the ACES, shall share ratably in any distribution of assets based upon the aggregate liquidation preference for all outstanding shares for each series.

       After the payment to the holders of ACES of the full preferential amounts provided above, the holders of ACES will have no right or claim to any of our remaining assets.

Voting Rights

       The holders of the ACES are not entitled to any voting rights, except as required by applicable state law, our amended and restated certificate of incorporation and as described below.

       Unless the approval of a greater number of ACES is required by law, we will not, without the approval of the holders of at least two-thirds of the ACES then outstanding voting together as a single class:

•	amend, alter or repeal any provisions of our amended and restated certificate of incorporation, as amended, or by-laws by way of merger, consolidation or otherwise, that would affect adversely any right, preference, privileges or voting power of the ACES.

       We will not, without the approval of each holder of ACES affected thereby, amend our amended and restated certificate of incorporation in a manner that:

•	adversely changes the dividend payable on the ACES,

•	adversely changes the liquidation preference of the ACES or

•	adversely affects the conversion provisions of the ACES.

       In addition, we will not, without the approval of the holders of at least two-thirds of the shares of our preferred stock, including the ACES and any other preferred stock ranking equally therewith then outstanding, voting together as a single class:

•	reclassify any of our authorized stock, or any obligation or security convertible into or evidencing a right to purchase such stock ranking senior to the ACES;

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, stock ranking senior to the ACES; provided, that we may issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, stock ranking on a parity with or junior to the ACES without the vote of the holders of the ACES; or

•	voluntarily liquidate, dissolve or wind up our affairs, or sell, lease or convey (other than by mortgage) all or substantially all of our property or business, or consolidate or merge us with or into any other corporation, except any such consolidation or merger wherein none of the rights, preferences, privileges or voting powers of any series of our cumulative preferred stock, including the ACES, or the holders thereof are adversely affected.

       If and whenever six full quarterly dividends, whether or not consecutive, payable on any series of our cumulative preferred stock, including the ACES, are not paid, the number of directors constituting our board of directors will be increased by two and the holders of our cumulative preferred stock, including the ACES, voting together as a single class, will be entitled to elect those additional directors. In the event of such a non-payment, any holder of cumulative preferred stock, including the ACES, may request that we call a special meeting of the holders of preferred stock for the purpose of electing the additional directors and we must call such meeting within 30 days of request. If we fail to call such a meeting upon request, then holders of 10% of our outstanding cumulative preferred stock, including the ACES, taken as a single class, can call a meeting. If all accumulated dividends on our cumulative preferred stock, including the ACES, have been paid in full or set apart for payment and dividends for the current quarterly dividend period shall have been paid or set apart for payment, the holders of the ACES and our other cumulative preferred stock will no longer have the right to vote on directors and the term of office of each director so elected will terminate and the number of our directors will, without further action, be reduced by two.

       In any case where the holders of the ACES are entitled to vote, each holder of the ACES will be entitled to one vote for each ACES.

       In addition to the requirements set forth above, under Delaware law any amendment of our amended and restated certificate of incorporation, including any amendment related solely to the terms of the ACES, must be approved by a majority of all of our capital stock, including our common stock.

Miscellaneous

       We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of the ACES, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the ACES then outstanding. Any ACES converted into our common stock or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar and Paying Agent

       The Bank of New York will act as transfer agent, registrar, and paying agent for the payment of dividends for the ACES.

Title

       We, the transfer agent, registrar and paying agent may treat the registered holder of ACES as the absolute owner of the ACES for the purpose of making payment and settling the related conversions and for all other purposes.

Book-Entry, Delivery and Form.

       The Depository Trust Company, or DTC, will act as securities depositary for the ACES. The ACES will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of ACES, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

       The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in ACES so long as ACES are represented by global security certificates.

       The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

       The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

       Except as otherwise required by applicable law, no ACES represented by global security certificates may be exchanged in whole or in part for ACES registered, and no transfer of global security certificates will be made in whole or in part for ACES registered, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless, however, the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates, has ceased to be qualified to act or we decide to discontinue the use of book-entry transfer through the depositary. All of the ACES represented by one or more global security certificates or any portion of them will be registered in those names as the depositary may direct.

       As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of the ACES represented by those certificates for all purposes under the ACES. Except in the limited circumstances referred to above or as otherwise required by applicable law, owners of beneficial interests in global security certificates will not be entitled to have the global security certificates or the ACES represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of the ACES certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of the ACES represented by those certificates for any purpose under the ACES. All payments on the ACES represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

       Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

       Procedures for conversion on the conversion date or upon early conversion will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

       Neither we nor any of our agents will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

       The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Convertible Preferred Stock Certificates

       If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed or lost at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed or lost, together with any indemnity that may be required by the transfer agent and us.

       We, however, are not required to issue any certificates representing ACES on or after the applicable conversion date. In place of the delivery of a replacement certificate following the applicable conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of the ACES formerly evidenced by the certificate.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Federal Income Taxation

       In the opinion of White & Case LLP, counsel to the Company, the following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of ACES. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of ACES pursuant to the offering and that will hold ACES as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	subchapter S corporations,

•	persons that received ACES as compensation for the performance of services,

•	persons that will hold ACES as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar, or

•	persons that own (or are deemed to own) 5% or more (by voting power or value) of the stock of the Company.

Moreover, except as set forth below, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of ACES.

       This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

       For purposes of this description, a “U.S. Holder” is a beneficial owner of ACES that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States,

•	a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

      A “Non-U.S. Holder” is generally a beneficial owner of ACES that is not a U.S. Holder.

       If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ACES, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

       We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

       Prospective investors should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of ACES.

Distributions

       The gross amount of any distribution by the Company with respect to ACES will constitute dividends to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. These dividends will be included in a U.S. Holder’s gross income as ordinary income. Non-corporate U.S. Holders will be taxed on such dividend distributions at the lower rates applicable to long-term capital gains with respect to dividends received in taxable years beginning on or before December 31, 2008, provided that the minimum holding period required as determined under section 246 of the Code (including the limitations of section 246(c) of the Code discussed below) is satisfied. Non-corporate U.S. Holders should consult with their tax advisors regarding the applicability of such lower tax rates. Subject to customary limitations and conditions, a corporate U.S. Holder generally will be eligible for the 70% dividends received deduction with respect to the portion of any distribution on the ACES which is subject to tax as a dividend for U.S. federal income tax purposes. Such corporate U.S. Holder should, however, consider the possible effect on them of (i) section 1059 of the Code, which, under certain circumstances, either reduces a corporate shareholder’s basis in stock (but not below zero) by the nontaxed portion of an “extraordinary dividend” as defined in section 1059 of the Code or treats such portion as capital gain to the extent the reduction exceeds the shareholder’s basis, where such holder has not held the stock for more than two years before the dividend announcement date, (ii) section 246A of the Code, which reduces the dividends received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in “portfolio stock”, (iii) section 246(b) of the Code, which limits the amount of the dividends received deduction to a percentage of the shareholder’s taxable income, and (iv) section 246(c) of the Code, which, among other things, disallows the dividends received deduction in respect of any dividend on a share of stock that has been held for 45 days or less during the 90-day period beginning on the date which is 45 days before the ex-dividend date with respect to such dividend (or held 90 days or less during a 180-day period, in the case of dividends paid on ACES that are attributable to periods aggregating in excess of 366 days). For this purpose, any period in which such corporate U.S. Holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted certain options to buy substantially identical stock or securities, or holds one or more other positions in substantially similar or related property that diminishes the risk of loss from holding ACES will not be counted toward the 45-day (or 90-day) holding period requirement. Corporate U.S. Holders should also consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the tax year and which is calculated without regard to the dividends received deduction. Each corporate U.S. Holder should consult its own tax advisors regarding the availability of, and limitations on, the dividends received deduction. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in ACES and thereafter as capital gain.

       Generally, but subject to the discussions below under “Status as U.S. Real Property Holding Corporation” and “Backup Withholding Tax and Information Reporting Requirements,” distributions of cash or property paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, a Non-U.S. Holder will have to certify (e.g., on an IRS Form W-8BEN or such successor form as designated by the IRS) that such holder is eligible for the benefits of such treaty. In addition, to the extent there is no “established financial market” for ACES within the meaning of applicable Treasury regulations, such Non-U.S. Holder would be required to furnish its Taxpayer Identification Number (“TIN”).

       Except as may be otherwise provided in an applicable United States income tax treaty, a Non-U.S. Holder generally will be taxed at ordinary U.S. federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of such Non-U.S. Holder within the United States, and such dividends will not be subject to the withholding described above. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a 30% “branch profits tax” unless it qualifies for a lower rate under an applicable United States income tax treaty. To claim an exemption from withholding because the income is effectively connected with a United States trade or business, a Non-U.S. Holder must provide a properly executed IRS Form W-8ECI (or such successor form as designated by the IRS) prior to the payment of dividends.

Sale or Exchange of ACES

       A U.S. Holder generally will recognize gain or loss on the sale or exchange of ACES equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such ACES. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain may be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such ACES exceeds one year. The deductibility of capital losses is subject to limitations.

       Generally, but subject to the discussions below under “Status as U.S. Real Property Holding Corporation” and “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ACES unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

      If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Status as U.S. Real Property Holding Corporation

       With respect to a Non-U.S. Holder, under certain circumstances, gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, ACES would be subject to U.S. federal income tax, notwithstanding such Non-U.S. Holder’s lack of other connections with the United States, if the Company is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the period during which the Non-U.S. Holder held the ACES. The Company believes that it is not a USRPHC. However, because the determination of whether a Company is a USRPHC depends on the fair market value of its United States real property interests relative to the fair market value of its other business assets, there can be no assurance that the Company will not become a USRPHC in the future. Even if the Company were a USRPHC, the adverse tax rules to Non-U.S. Holders described above would not apply if the ACES are treated as regularly traded on an established securities market, unless such Non-U.S. Holder owned or owns more than 5% of the ACES outstanding.

Conversion of ACES into Common Stock

       No gain or loss generally will be recognized by a holder upon the conversion of ACES into shares of our common stock, except with respect to any cash received in lieu of fractional shares of our common stock. A holder may recognize dividend income, however, to the extent that it receives cash or common stock in respect of dividends in arrears on the ACES at the time of their conversion into common stock.

       A holder who receives cash in lieu of fractional shares should be treated as receiving a cash distribution that is subject to tax in accordance with the treatment described above for distributions if the receipt of the cash in lieu of the fractional shares is treated as the distribution of a dividend under section 302(a) of the Code. In such a case, a holder’s tax basis (reduced for amounts, if any, treated as return of capital) in ACES which is allocable to the fractional share will be transferred to the common stock received upon conversion of ACES subject, in the case of a corporate U.S. Holder, to reduction or possible gain recognition under Section 1059 of the Code. If the receipt of the cash in lieu of fractional shares is not treated as the distribution of a dividend under section 302(a) of the Code, a holder who receives cash in lieu of fractional shares will recognize gain or loss in an amount equal to the difference between the portion of such holder’s tax basis in ACES that is allocable to the fractional share and the cash payment received in lieu thereof. Such gain or loss would be capital gain and would be long-term capital gain if the holding period exceeded one year.

       If there is a Provisional Conversion, the income tax consequences regarding the receipt of the additional cash amount paid in respect of remaining dividend payments are unclear. The additional cash amount could be treated as a distribution, subject to tax as a dividend to the extent of our current and accumulated earnings and profits, as described above under “Distributions.” Alternatively, the additional cash amount could be treated as an additional payment received in connection with the conversion of ACES into common stock, in which case any gain realized by a holder on such conversion (i.e., the excess (if any) of the amount of cash and the fair market value of common stock received over the adjusted tax basis of ACES relinquished) would be recognized to the extent of the additional cash amount. This recognized gain would be subject to tax as a dividend, to the extent of our current and accumulated earnings and profits, if the receipt of the additional cash amount is treated as the distribution of a dividend under section 302(a) of the Code. Gain recognized in excess of a holder’s ratable share of our current and accumulated earnings and profits would be capital gain. If the receipt of the additional cash amount is not treated as the distribution of a dividend under section 302(a) of the Code, the gain recognized by a U.S. Holder would be capital gain and would be long-term capital gain if the holding period exceeded one year.

       To determine if the receipt of the additional cash amount or the cash paid in lieu of fractional shares is treated as the distribution of a dividend under section 302(a) of the Code, a U.S. Holder would be treated as if it received solely our common stock upon conversion of our ACES and then exchanged the extra shares of common stock for the cash received. The receipt of the additional cash will be treated as the distribution of a dividend under section 302(a) of the Code unless the deemed redemption of the common stock meets one of the tests set forth in section 302(b) of the Code. Under one of these tests, the deemed purchase of such extra shares by the Company for cash will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. Holder’s proportionate interest in the Company as a result of the purchase constitutes a “meaningful reduction” given the U.S. Holder’s particular circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.”

Prospective investors are advised to consult their tax advisors to determine the tax treatment of the receipt of the additional cash.

       The tax basis of the common stock received upon conversion of ACES generally will be equal to the tax basis of the ACES so converted, reduced by any basis allocable to fractional shares, and the holding period of the common stock will generally include the holding period of the ACES converted. However, the tax basis of any common stock received on conversion and treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of such common stock will commence on the day after its receipt.

       Holders of our ACES may receive not less than 0.8305 shares and not more than 1.0299 shares of our common stock, depending on when the shares are converted and, if converted on the mandatory conversion date, the market value of our common stock on such date. A holder’s right to receive a greater number of shares of our common stock at the mandatory conversion date as compared to the 0.8305 shares of common stock that such holder would receive upon conversion at an earlier date could be viewed as a constructive distribution of stock to such holder under section 305 of the Code, which, if so treated, would be subject to tax as a dividend to the extent of our current and accumulated earnings and profits. While the matter is not free from doubt due to a lack of authority directly on point, such a right on the part of the holder of ACES to receive a greater number of shares of common stock, as described in this paragraph, should not result in a constructive distribution of stock. Accordingly, absent a change of law or a differing interpretation by the IRS after the date hereof, the Company will act consistently with the treatment described above. Prospective investors are advised to consult their tax advisors to determine the tax treatment of the additional common stock.

Adjustment of Conversion Rate

       U.S. Holders of ACES may be deemed to have received a constructive distribution of stock that is subject to tax as a dividend when the conversion rate is adjusted as described under “Description of the ACES — Anti-dilution Adjustments”. An adjustment to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the U.S. Holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in our ACES (e.g., to take account of distributions of cash or property with respect to other classes of stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such a non-qualifying adjustment were made (or if adjustments were not made in certain cases), U.S. Holders of ACES would be deemed to have received a taxable stock distribution. In such case, the amount of the constructive dividend to be included in income would be the fair market value of the additional common stock to which U.S. Holders of ACES would be entitled by reason of the increase in such holders’ proportionate equity interest in the Company to the extent of our current and accumulated earnings and profits. U.S. Holders of our ACES would be required to include their allocable share of that constructive dividend in gross income but would not receive any cash related to it. In addition, Non-U.S. Holders of ACES may, as a result of the adjustment to the conversion rate, be deemed to have received a distribution subject to U.S. federal withholding tax.

Backup Withholding Tax and Information Reporting Requirements

       U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ACES to a holder of ACES, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons.

      A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ACES to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years 2003 through 2010. Under current Treasury regulations, backup withholding will not apply to distributions on ACES to a holder that is not a United States person, provided that the Company has received valid certifications meeting the requirements of the Code and neither the Company nor the payor has actual knowledge or reason to know that such holder is a United States person for purposes of such backup withholding tax requirements.

       If provided by a beneficial owner, the certification must give the name and address of such owner, state that such owner is not a United States person, or, in the case of an individual, that such person is neither a citizen nor resident of the United States, and must be signed by the owner under penalties of perjury. If provided by a financial institution, other than a financial institution that is a qualified intermediary, the certification must state that the financial institution has received from the beneficial owner the certificate described in the preceding sentence, set forth the information contained in such certificate (and include a copy of such certificate), and be signed by an authorized representative of the financial institution under penalties of perjury. Generally, the furnishing of the names of the beneficial owners of ACES that are not United States persons and a copy of such beneficial owner’s certificate by a financial institution will not be required where the financial institution is a qualified intermediary.

       In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S., the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

       Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle a holder to a refund, provided that the required information is furnished to the IRS.

       The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of ACES. Prospective investors should consult their tax advisors concerning the tax consequences in their particular situations.

UNDERWRITING

       We and Goldman, Sachs & Co., as representative of the underwriters for the offering named below, have entered into an underwriting agreement with respect to the ACES being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ACES indicated in the following table.

Underwriters	Number of ACES

Goldman, Sachs & Co.	7,200,000
Banc of America Securities LLC	1,200,000
Citigroup Global Markets Inc.	1,200,000
J.P. Morgan Securities Inc.	1,200,000
Morgan Stanley & Co. Incorporated	1,200,000

Total	12,000,000

       The underwriters are committed to take and pay for all of the ACES being offered, if any are taken, other than the ACES covered by the option described below unless and until this option is exercised.

       If the underwriters sell more ACES than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 ACES from us to cover such sales. They may exercise that option for 30 days. If any ACES are purchased pursuant to this option, the underwriters will severally purchase ACES in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional ACES.

Paid by Amerada Hess Corporation

	No Exercise	Full Exercise

Per Share	$1.50	$1.50
Total	$18,000,000	$20,250,000

       ACES sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any ACES sold by the underwriters to securities dealers may be sold at a discount of up to $0.30 per ACES from the initial price to public. If all the ACES are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

       Subject to some exceptions, we and certain of our executive officers have agreed with the underwriters, for a period of 90 days from the date of this prospectus supplement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman, Sachs & Co.

       John B. Hess, our Chairman of the Board and Chief Executive Officer, and a Hess family trust have indicated their intention to purchase in the aggregate 500,000 of our ACES for an aggregate purchase price of $25 million. In addition, a director and three of our officers have indicated their intention to purchase an aggregate of approximately $2.1 million of our ACES.

       In connection with the offering, the underwriters may purchase and sell ACES in the open market. These transactions may include short sales, stabilizing transactions and purchase to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ACES than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ACES in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ACES or purchasing ACES in the open market. In determining the source of ACES to close out the covered short position, the underwriters will consider, among other things, the price of ACES available for purchase in the open market as compared to the price at which they may purchase ACES through the option to purchase additional ACES. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ACES in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ACES in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ACES made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ACES sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of ACES, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ACES. As a result, the price of the ACES may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effect on the New York Stock Exchange, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any ACES to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ACES in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ACES in, from or otherwise involving the United Kingdom.

       The ACES may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any ACES other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the ACES in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to ACES which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the ACES may not be circulated or distributed, nor may the ACES be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the ACES to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

       We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Goldman, Sachs & Co. are currently acting as our financial advisors, for which they are paid usual and customary fees. In addition, certain of the underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, our subsidiaries or our affiliates for which they received or will receive customary fees and expenses.

LEGAL MATTERS

       White & Case LLP, New York, New York, will issue an opinion about the legality of the issuance of the ACES offered hereby. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of the underwriters.

EXPERTS

       The consolidated balance sheet of Amerada Hess Corporation as of December 31, 2002 and 2001 and the consolidated statements of income, retained earnings, cash flows, changes in preferred stock, common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been incorporated into this prospectus supplement and the accompanying prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

Amerada Hess Corporation

$1,500,000,000

Debt Securities

Warrants
Common Stock
Preferred Stock

       Under this prospectus we may from time to time offer, in one or more series, the following securities for sale:

      • our debt securities;

      • warrants to purchase our common stock, preferred stock, or debt securities;

      • shares of our common stock;

      • shares of our preferred stock;

      We use the term “securities” in this prospectus to refer to any of the securities we may offer in connection with this prospectus, unless we state otherwise.

      The aggregate initial offering price of the securities offered by Amerada Hess Corporation hereby will not exceed $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus may not be used to consummate a sale of these securities unless accompanied by a supplement to the prospectus. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      We may offer any combination of these securities at prices and on terms to be determined at or prior to the time of sale.

      We may sell the securities to or through underwriters, through dealers or agents or directly to purchasers. Any accompanying prospectus supplements will set forth the names of any underwriters, dealers or agents involved in the sale of the securities in respect of which this prospectus is being delivered, the amounts proposed to be purchased by them, any applicable fee, commission or discount arrangements with them, the initial public offering price and the net proceeds. See “Plan of Distribution.”

      Our common stock is listed on the New York Stock Exchange under the symbol “AHC.” Any shares of common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to an official notice of issuance.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2003

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the “shelf” registration process. Under the shelf registration process, we may sell from time to time any combination of the securities described in this prospectus in one or more offerings for an initial purchase price of up to $1,500,000,000.

       This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before making an investment decision.

WHERE YOU CAN FIND MORE INFORMATION

       We file annual reports and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Also, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC. In addition, you may inspect reports, proxy statements and other information concerning Amerada Hess Corporation at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

       The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents instead of reproducing that information in this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003;

•	Proxy Statement for the 2003 annual meeting of stockholders;

•	The description of our common stock contained in Appendix VII of Form S-4, Registration No. 333-50358, filed on November 21, 2000; and

•	Form 8-K, filed on November 6, 2003, which includes our updated financial information related to discontinued operations, reconciliation of non-GAAP financial measures and other matters stated therein.

       Any statement contained in this prospectus, or in a document incorporated by reference into this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in a subsequently filed document, that also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

       You may request a copy of these documents, at no cost to you, by writing or telephoning us at the following address:

Amerada Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Attention:	Corporate Secretary

(212) 997-8500

Reliance on Information

       You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such document.

       We have filed exhibits with this registration statement that include the form of proposed underwriting agreement and the indentures. You should read the exhibits carefully for provisions that may be important to you.

AMERADA HESS CORPORATION

       We are a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in the United States, the United Kingdom, Norway, Denmark, Equatorial Guinea, Algeria, Gabon, Indonesia, Azerbaijan, Thailand and Malaysia.

       Our refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petroleos de Venezuela S.A. The refinery is one of the largest in the world with a crude oil capacity of 495,000 barrels per day. We market refined petroleum products on the East Coast of the United States to wholesale distributors, industrial and commercial users, other petroleum companies, governmental agencies, public utilities and to the motoring public through approximately 1,200 HESS brand retail outlets.

       We are a Delaware corporation. Our principal executive offices are located at 1185 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 997-8500.

USE OF PROCEEDS

       Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of securities offered through this prospectus will be used for general corporate purposes, which may include working capital, capital expenditures, acquisitions and the reduction or refinancing of existing indebtedness. The amount and timing of sales of securities will depend on market conditions and the availability of other funds to us.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERENCE DIVIDENDS

       Our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preference dividends for each of the periods indicated are as follows:

		Fiscal Year Ended December 31,
	Nine Months Ended
	September 30, 2003	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges	3.0	†	5.7	8.0	4.2	†
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.0	†	5.6	8.0	4.2	†

†	Pre-tax consolidated losses from continuing operations, including asset impairments, and fixed charges resulted in a less than one-to-one earnings ratio. The deficiency was $503 million in 1998 and $95 million ($96 million for the combined ratio) in 2002.

Calculation of Ratios

       The ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preference dividends were calculated based on information from our records.

       For purposes of these ratio calculations, earnings are defined as the sum of:

(1)	Pre-tax consolidated income (loss) from continuing operations, reduced by earnings of equity investees.

(2)	Fixed charges (as defined below). Fixed charges are reduced by interest capitalized during the period.

(3)	Amortization expense related to capitalized interest.

(4)	Distributed earnings of equity investees.

(5)	Minority interest in a consolidated subsidiary with fixed charges.

       For the ratio of earnings to fixed charges, fixed charges are defined as the sum of:

(1)	All interest, whether expensed or capitalized.

(2)	Amortization of debt issue costs and discount or premium relating to any indebtedness.

(3)	Estimated interest portion of rental expense.

       For the ratio of earnings to combined fixed charges and preference dividends, earnings do not change and fixed charges are as defined above plus our preferred stock dividend requirements.

DESCRIPTION OF DEBT SECURITIES

       Our board of directors may, without action by our stockholders, from time to time, direct the issuance of debt securities and may, at the time of issuance, determine the rights, preference and limitations based on terms of the indenture agreements between us, as issuer, and the trustees. The following is a summary of some material provisions of debt securities that we may issue.

       The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be either senior debt securities, that rank on an equal basis with all our other senior unsecured and unsubordinated debt, or they will be subordinated debt securities that will have a junior position to all of our senior unsecured debt. We may issue senior or subordinated debt securities that are convertible into shares of our common or preferred stock. If a series of debt securities is convertible, we will tell you that information in the prospectus supplement for such debt securities.

       The following description briefly sets forth certain general terms and provisions of the debt securities. The prospectus supplement for a particular series of debt securities will describe the particular terms of the debt securities we offer and the extent to which such general provisions may apply to that particular series of debt securities.

       Our senior debt securities will be issued under our existing senior debt indenture, dated as of October 1, 1999 between us and JPMorgan Chase Bank (formerly known as the Chase Manhattan Bank), as Trustee. Our convertible debt securities and our subordinated debt securities will be issued under a new indenture, dated as of November 5, 2003 between us and JPMorgan Chase Bank, as Trustee. The senior debt indenture and the subordinated indenture are sometimes referred to in this prospectus individually as an indenture and collectively as the ‘indentures.’

       The following summaries of certain provisions of the indentures are not complete and are qualified in their entirety by reference to each such indenture. You should read the indentures for further information. If we make no distinction in the following summaries between the senior debt securities and the subordinated debt securities such summaries refer to either type of security.

General

       We may offer either senior debt securities or subordinated debt securities through this prospectus. The senior and subordinated debt securities may both be convertible into shares of our common or preferred stock. The indentures allow us to issue senior and subordinated debt securities and convertible debt securities from time to time up to the aggregate principal amount we authorize from time to time. Pursuant to the terms of the indentures, we may register additional debt securities and issue an unlimited total principal amount of debt securities. We may issue the debt securities in one or more series with the same or different terms. We may issue debt securities of the same series at different times. All debt securities of the same series need not bear interest at the same rate or mature on the same date. Each indenture permits the appointment of a different trustee for each series of debt securities. If there is at any time more than one trustee under the indentures, the term ‘trustee’ means each such trustee and will apply to each such trustee only with respect to those series of debt securities for which it is serving as trustee.

       Except as otherwise provided in the prospectus supplement relating to a particular series of debt securities, the indentures might not limit the amount of other debt, secured or unsecured, that we can issue, and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

       The following summary of the debt securities is not complete. The prospectus supplement will describe the particular terms of any debt securities we may offer and may differ from the terms below.

       The description will include:

•	the title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be issued;

•	the date or dates on which principal will be payable and whether the debt securities will be payable on demand on any date;

•	the interest rate or rates and the method for calculating the interest rate;

•	the interest payment dates;

•	the maturity dates;

•	optional or mandatory redemption terms;

•	any sinking fund provisions;

•	authorized denominations;

•	the currency in which the debt securities will be denominated;

•	whether the principal and any premium or interest is payable in a different currency than the currency in which the debt securities are denominated, including a currency other than U.S. dollars;

•	the manner in which any payments of principal and any premium or interest will be calculated, if the payment will be based on an index or formula;

•	whether the debt securities are to be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders or in uncertificated form;

•	whether the debt securities will be issued as registered securities or as bearer securities;

•	information describing any book-entry features;

•	whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

•	provisions, other than those already in the indentures, that allow for the discharge of our obligations under the indentures;

•	if the debt securities are convertible into shares of our common or preferred stock, the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and whether conversion is mandatory, at the option of the holder or at our option; and

•	any other terms.

      If interest is payable on the debt securities, the persons to which and the manner in which the interest will be paid will be set forth in the prospectus supplement relating to the debt securities. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

      Some of the debt securities may be sold at a substantial discount below their stated principal amount. These debt securities may either bear no interest or may bear interest at a rate which at the time of issuance is below market rates. The U.S. federal income tax consequences and other special considerations applicable to the discounted debt securities will be described in the prospectus supplement relating to these debt securities.

      Unless the prospectus supplement for a particular series of debt securities provides that the debt securities of that series may be redeemed at the option of the holder, the indentures and the debt securities will not provide for redemption at the option of a holder nor necessarily afford holders protection in the event of a highly leveraged or other transaction that might adversely affect holders.

Covenants

      We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply (unless the covenants are waived or amended) so long as any of the debt securities are outstanding unless the prospectus supplement states otherwise. We have provided a glossary at the end of this prospectus to define capitalized terms used in the covenants. The prospectus supplement may describe different covenants. In the covenants, all references to us, we, our and ours mean Amerada Hess Corporation only and not any of our subsidiaries.

      Limitation on Secured Indebtedness. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Indebtedness unless we secure these debt securities to the same extent as the Secured Indebtedness. However, we may incur Secured Indebtedness without securing these debt securities if, immediately after incurring the Secured Indebtedness, the aggregate amount of all Secured Indebtedness and the Attributable Debt payable under leases entered into in connection with sale and leaseback transactions subject to the amount limitation described below would not exceed 15% of Consolidated Net Tangible Assets. The aggregate amount of all Secured Indebtedness in the preceding sentence excludes Secured Indebtedness that is secured to the same extent as these debt securities and Secured Indebtedness that is being repaid concurrently.

      Limitation on Sale and Leaseback Transactions. We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, enter into any lease longer than three years covering any Principal Property of ours or of any of our Restricted Subsidiaries that is sold to any other person in connection with the lease, unless immediately after consummation of the sale and leaseback transaction either:

•	the sum of the Attributable Debt and the aggregate amount of all Secured Indebtedness, excluding Secured Indebtedness which is secured to the same extent as these debt securities or that is being repaid concurrently, does not exceed 15% of Consolidated Net Tangible Assets; or

•	an amount equal to the net proceeds received in connection with such sale is used within 180 days to retire or redeem indebtedness of ours or our Restricted Subsidiaries, the proceeds are at least equal to the fair market value of the property sold and the trustee is informed of the transaction.

•	provided, further, that, in lieu of applying all of or any part of such net proceeds to such retirement, the Company may, within 75 days after such sale, cancel or deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing indebtedness of the Company (which may include the Securities) or of a Restricted Subsidiary previously issued or authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an Officers’ Certificate (which shall be delivered to the Trustee) stating that the Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring indebtedness as hereinabove provided.

Consolidation, Merger or Sale

      We have agreed not to consolidate with or merge into any other person or convey or transfer substantially all of our properties and assets to any person, unless:

•	the successor is a U.S. corporation; and

•	the successor corporation expressly assumes by a supplemental indenture the due and punctual payment of the principal of and any premium or any interest on all the debt securities and the performance of every covenant in such indenture that we would otherwise have to perform.

Modification of the Indentures

      Under each indenture, our rights and obligations and the rights of the holders may be modified if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series voting as a single class affected by the modification consent. However, no modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default, Notice and Waiver

      When we use the term “Event of Default” in the indentures, here are some examples of what we mean.

      Unless otherwise specified in a prospectus supplement, an Event of Default with respect to a series of debt securities occurs if:

•	we fail to pay the principal of, or any premium on, any debt security when due;

•	we fail to pay interest when due on any debt security for 30 days;

•	we fail to perform any other covenant in such indenture and this failure continues for 60 days after we receive written notice of it from the trustee or from the holders of 25% in principal amount of the outstanding debt securities of the series;

•	we default under any other loans or similar indebtedness in an amount in excess of $50,000,000 and that default results in the acceleration of the loan and the situation continues for a period of 20 days after we receive written notice from the trustee or from holders of 25% of the principal amount of the outstanding securities of such series; or

•	we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of Amerada Hess Corporation for the benefit of our creditors.

       A supplemental indenture may include, or pursuant to a resolution from our board of directors there may be added, additional Events of Default or changes to the Events of Default described above with respect to a particular series of debt securities. For the Events of Default applicable to a particular series of debt securities, see the prospectus supplement relating to the series.

       Under our new indenture, there will not be an Event of Default if a change in generally accepted accounting principles causes a change in our financial statements or causes us to change our accounting practices and such change results in us not being in compliance with one or more of our covenants.

       The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers withholding of notice to be in the best interests of the holders. No notice of a covenant default may be given until 30 days after the default occurs. By default we mean any event which is an Event of Default described above or would become an Event of Default with the giving of notice or the passage of time.

       If a payment Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately:

•	the entire principal of the debt securities of the series or, if the debt securities are original issue discount securities, the portion of the principal described in the applicable prospectus supplement; and

•	all the accrued interest.

       If the default results from a failure to perform a covenant or the acceleration of other indebtedness, the trustee or the holders of 25% in aggregate principal amount of all debt securities may require the immediate payment of principal and interest. If the default is in connection with an event of bankruptcy or similar event, the principal and interest will become immediately due and payable.

       The holders of a majority of the principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any provision in such indenture. However, rescission is not permitted if there is a default in payment of principal of, or premium or interest on, any of the debt securities of the series apart from the acceleration itself.

       Other than its duties during a default, the trustee is not obligated to exercise any of its rights or powers under such indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this indemnity, the holders of 25% of the principal amount of any series of debt securities may, subject to limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

Defeasance of the Indentures and Debt Securities

       Each indenture permits us to be discharged from our obligations under such indenture and the debt securities if we comply with the following procedures. This discharge from our obligations is referred to in this prospectus as defeasance.

       Unless the applicable prospectus supplement states otherwise, if we deposit with the trustee sufficient cash and/or government securities to pay and discharge the principal and premium, if any, and interest, if any, to the date of maturity on such series of debt securities then following such deposit:

•	we will be deemed to have paid and discharged the entire indebtedness on the debt securities of any series; and

•	our obligations under such indenture with respect to the debt securities of such series will cease to be in effect.

       Following such defeasance, holders of the applicable debt securities would be able to look only to the trust fund for payment of principal and premium, if any, and interest, if any, on their debt securities.

       We must deliver to the trustee a ruling by the United States Internal Revenue Service or an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

Concerning the Trustees

       Except during the continuance of an event of default, each of the trustees will perform only those duties that are specifically set forth in such trustees’ respective indenture. During the continuance of any event of default under either of the indentures, the trustee thereunder will exercise its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use his rights under the circumstances in the conduct of his own affairs.

Payment and Transfer

       We will normally issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York (“DTC”), or its nominee. We will refer to this form here and in the prospectus supplement as “book-entry only.”

       Alternatively, we may issue the debt securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be issued only in increments of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form in the prospectus supplement as “certificated.”

       If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. By “original issue discount debt securities,” we mean securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

       The following discussion pertains to debt securities that are issued in book-entry only form.

       One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant would then keep a record of its clients who purchased the debt securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

       Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

       DTC has provided us with the following information. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17a of the Securities Exchange Act of 1934.

       DTC holds securities that its participants deposit with DTC. DTC also facilitates settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

       DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

       DTC is owned by a number of its participants and by The New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

       We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

       It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records as of the record date for such payment. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name”. However, these payments will be the responsibility of the participants and not of DTC, the trustee or us.

       Debt securities represented by a global security would be exchangeable for debt securities represented by certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

•	we instruct the trustee that the global security is now exchangeable; or

•	an event of default has occurred and is continuing.

Governing Law

       The debt securities and the indentures under which they will be issued are governed by the laws of the State of New York.

Provisions Applicable Solely to Subordinated Debt Securities

General

       We may issue subordinated debt securities under the new indenture. Holders of subordinated debt securities should recognize that contractual provisions in the new indenture may prohibit us from making payments on these securities. The subordinated debt securities may rank on an equal basis with certain other subordinated debt of ours that may be outstanding from time to time and will rank junior to all senior indebtedness (as defined below or may be defined in the new indenture) of ours (including any senior debt securities) that may be outstanding from time to time.

       If we issue subordinated debt securities, the aggregate principal amount of senior indebtedness outstanding as of a recent date will be set forth in the applicable prospectus supplement. The new indenture does not restrict the amount of senior indebtedness that we may incur.

Subordination

      The payment of the principal of, and premium, if any, and interest on the subordinated debt securities is expressly subordinated, to the extent and in the manner set forth in the new indenture, in right of payment to the prior payment in full of all of our senior indebtedness. The term senior indebtedness is defined in the new indenture as indebtedness we incur for money borrowed, all deferrals, renewals or extensions of any such indebtedness and all evidences of indebtedness issued in exchange for any such indebtedness unless such indebtedness provides that is not senior indebtedness. Senior indebtedness also includes our guarantees of the foregoing items of indebtedness for money borrowed by persons other than us, unless, in any such case, such indebtedness or guarantee provides by its terms that it will not constitute senior indebtedness.

       The new indenture provides that, unless all principal of and any premium or interest on, the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment or other distribution may be made with respect to the subordinated indebtedness in the following circumstances:

•	any acceleration of the principal amount due on the subordinated debt securities;

•	the dissolution or winding-up or total or partial liquidation or reorganization of Amerada Hess, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings;

•	a default in the payment of principal, premium, if any, sinking fund or interest with respect to any senior indebtedness; or

•	an event of default (other than a default in the payment of principal, premium, if any, sinking funds or interest) with respect to any senior indebtedness, as defined in the instrument under which the same is outstanding, permitting the holders of senior indebtedness to accelerate its maturity, and such event of default has not been cured or waived.

       A merger, consolidation or conveyance of all or substantially all of our assets on the terms and conditions provided in the new indenture will not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of these subordination provisions.

       If the holders of subordinated securities receive any payment or distribution of our assets not permitted by the subordination provisions, the holders of subordinated debt securities will have to repay such amount to the holders of the senior debt securities or to the trustee.

Subrogation

       After the payment in full of all senior indebtedness, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions of our assets or securities applicable to the senior indebtedness until the subordinated debt securities are paid in full. Under these subrogation provisions, no payments or distributions to the holders of senior indebtedness which otherwise would have been payable or distributable to holders of the subordinated debt securities will be deemed to be a payment by us to or on the account of the senior indebtedness. These provisions of the new indenture are intended solely for the purpose of defining the relative rights of the holders of the subordinated debt securities and the holders of the senior debt securities. Nothing contained in the new indenture is intended to impair our absolute obligation to pay the principal of and interest on the subordinated debt securities in accordance with their terms or to affect the relative rights of the holders of the subordinated debt securities and our creditors other than the holders of the senior indebtedness. These subrogation provisions of the new indenture will not prevent the holder of any subordinated debt security from exercising all remedies otherwise permitted by applicable law upon default of such security, subject to the rights of subordination described above.

Provisions Applicable Solely to Convertible Debt Securities

General

      The following provisions will apply to senior debt or subordinated debt securities that will be convertible into our common stock or preferred stock, unless otherwise provided in the prospectus supplement relating to the specific issue of debt securities. In the case of subordinated debt securities, these provisions are in addition to any provisions that apply because the debt securities are subordinated. The holder of any convertible debt securities will have the right, exercisable at any time during the time period specified in the applicable prospectus supplement, unless previously redeemed, to convert the convertible debt securities into shares of our common stock or preferred stock at the conversion rate and upon the terms specified in the applicable prospectus supplement. The holder of convertible debt securities may convert any portion thereof which is $1,000 or any integral multiple of $1,000. In the case of convertible debt securities called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption, except that, in the case of redemption at the option of the holder, if applicable, the conversion right will terminate upon receipt of written notice of the exercise of the option.

Adjustment

      For each series of convertible debt securities, the conversion price or rate will be subject to adjustment as contemplated in the new indenture. Unless otherwise provided in the applicable prospectus supplement, these adjustments may occur as a result of:

•	our issuance of shares of common stock as a dividend;

•	subdivisions and combinations of our common stock

•	the issuance to all holders of our common stock of rights or warrants entitling holders to subscribe for or purchase our shares at a price per share less than the market price at the time of issuance; and

•	the distribution to all holders of our common stock of:

•	shares of our capital stock other than our common stock;

•	evidences of indebtedness or assets other than cash dividends paid from retained earnings and dividends payable in common stock referred to above; or

•	subscription rights or warrants other than those referred to above.

       In any case no adjustment of the conversion price or rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. We will not issue any fractional shares of our common stock upon conversion, but, instead, we will pay a cash adjustment. If indicated in the applicable prospectus supplement, convertible debt securities convertible into our common stock which are surrendered for conversion between the record date for an interest payment, if any, and the interest payment date, other than convertible debt securities called for redemption on a redemption date during that period, must be accompanied by payment of an amount equal to interest which the registered holder is entitled to receive. We may, from time to time, reduce the conversion price by any amount for a period of not less than 20 days, provided that the reduced price is not less than the par value of a share of common stock.

       We will determine the adjustment provisions for convertible debt securities at the time of issuance of each series of convertible debt securities. These adjustment provisions will be described in the applicable prospectus supplement.

Other Purchasers

       Except as set forth in the applicable prospectus supplement, any convertible debt securities called for redemption, unless surrendered for conversion on or before the close of business on the redemption date, are subject to being purchased from the holder of the convertible debt securities by one or more investment banking firms or other purchasers who may agree with us to purchase our convertible debt securities and convert them into common stock or preferred stock, as the case may be.

Subordination

       Our obligation to make payment on account of the principal of, and premium, if any, and interest on subordinated debt securities that are converted into convertible debt securities may be subordinated and junior in right of payment to our senior obligations, as described above under the heading “Provisions Applicable Solely to Subordinated Debt Securities” and in the prospectus supplement.

Glossary

       We have used the following definitions in describing the restrictive covenants that we have agreed to in the indentures. You can also find the precise legal definitions of these terms in Section 1.01 of the existing indenture and Section 1.01 of the new indenture.

       “Attributable Debt” means, when used in connection with a sale and lease-back transaction referred to in the indenture, on the date upon which the amount is to be determined, the product of

•	the net proceeds from the sale and lease-back transaction multiplied by

•	a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in that sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on that date and the denominator of which is the number of full years on the term of that lease measured from the first day of the term.

       “Consolidated Net Tangible Assets” means our total assets and those of our consolidated subsidiaries, less current liabilities and intangible assets.

       “Principal Property” means any oil or gas producing property, onshore or offshore, or any refining or manufacturing plant owned or leased under a capital lease by us or any of our Restricted Subsidiaries, but does not include any property that has been determined by a resolution of our board of directors not to be of material importance to the business conducted by us and our subsidiaries taken as a whole.

       “Restricted Subsidiary” means any Subsidiary that owns or leases, under a capital lease, any Principal Property.

       “Secured Indebtedness” means indebtedness of ours or any Restricted Subsidiary for borrowed money secured by any lien on (or in respect of any conditional sale or other title retention agreement covering) any Principal Property or the stock or indebtedness of a Restricted Subsidiary, but excluding from such definition all indebtedness:

•	secured by liens (or arising from conditional sale or other title retention agreements) existing on the date of the indenture;

•	owing to us or any other Restricted Subsidiary;

•	secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition thereof;

•	in connection with industrial development bond, pollution control revenue bond or similar financings;

•	secured by purchase money security interests;

•	secured by liens existing at the time a corporation becomes a Restricted Subsidiary;

•	statutory liens, liens made in connection with bids and other standard exempted liens;

•	liens on oil and/or gas properties or other mineral interests arising as a security in connection with conducting certain business;

•	royalties and other payments to be paid out of production from oil and/or gas properties or other mineral interests from the proceeds from their sale; and

•	constituting any replacement, extension or renewal of any such indebtedness to the extent such indebtedness is not increased.

       “Subsidiary” means, with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding voting equity is owned, directly or indirectly, by such person and one or more other subsidiaries of such person.

DESCRIPTION OF WARRANTS

General

       The following is a summary of material provisions of the warrants that we may issue pursuant to one or more separate warrant agreements, either independently or together with other securities. This summary does not include all of the provisions of the warrants. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We urge you to read the form of warrant agreement filed with the applicable prospectus supplement. The terms of the warrants to subscribe for our debt securities include those stated in the forms of warrant agreements. Provisions of the forms of warrant agreements or terms defined in the forms of warrant agreements summarized below are incorporated into this prospectus by reference.

       We may issue warrants for the purchase of:

•	debt securities,

•	preferred stock, or

•	common stock.

       The warrants may be issued in one or more series. Please refer to the prospectus supplement relating to particular series of warrants for specific terms of the warrants, including the following terms:

•	the type and number of warrants;

•	the name, amount and terms of the securities for which the warrants may be exercised;

•	if applicable, the name and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	the expiration date of the warrants;

•	the period during which warrants may be exercised;

•	the exercise price of the warrants;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	any mandatory or optional call provisions;

•	the identity of the warrant agent;

•	a discussion of certain Federal income tax considerations; and

•	any other terms of the warrants offered thereunder.

       The warrants will be represented by warrant certificates. We will pay all stamp taxes and any other duties to which the original issuance of the warrant certificates may be subject.

Transfer and Exchange

       Warrants may be transferred or exchanged pursuant to procedures outlined in the applicable warrant agreement. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the applicable warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

       No warrant or warrant certificate will entitle the holder thereof to any of the rights of a holder of the security for which the warrant may be exercised, including the right to receive payments of principal or interest on debt securities or to enforce any of the covenants in any indenture relating to debt securities or the right to receive dividends on common or preferred stock or vote with common or preferred stock.

Exercise of Warrants

       In order to exercise warrants, the holder of the warrants will be required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for the securities to be subscribed for upon such exercise. The exercise price must be paid in cash or by certified or official bank check or by wire transfer to an account we designate for such purpose. The warrant agent then will deliver the applicable securities to the holder, and will issue a new warrant certificate for any warrants not exercised.

Amendment of Warrant Agreement

       From time to time, we and the warrant agent under the relevant warrant agreement, may amend or supplement the warrant agreement for certain purposes without the consent of the holders of the warrants issued thereunder, including to cure defects or inconsistencies or make any change that does not materially and adversely affect the rights of any holder. Any amendment or supplement to a warrant agreement that has a material adverse effect on the interests of the holders of the warrants issued thereunder will require the written consent of the holders of a majority of the outstanding warrants issued thereunder.

       The written consent of each holder of the warrants affected shall be required for any amendment that:

•	increases the exercise price;

•	shortens the period during which warrants may be exercised; or

•	if the warrants may be redeemed at our option, reduces the price at which the warrants may be redeemed.

DESCRIPTION OF COMMON STOCK

       We outline below a summary of material information relating to our common stock, par value $1.00 per share, including summaries of certain provisions of our restated certificate of incorporation, as amended, and our by-laws, as amended. This summary does not include all of the provisions of our restated certificate of incorporation or by-laws. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common laws, and are subject to, and are qualified in their entirety by reference to, the terms and detailed provisions of the certificate of incorporation and of the by-laws. We urge you to read our full certificate of incorporation and by-laws.

       We are incorporated in the State of Delaware, United States and operate in accordance with the Delaware General Corporation Law, or DGCL. The rights of our stockholders are determined by the DGCL, the securities and other legislation of the United States, our restated certificate of incorporation and our by-laws. Our shares are traded on the New York Stock Exchange. Our shares are issued in registered form. Every holder of our shares is entitled to a share certificate. Holders of our shares are entitled, subject to the prior rights, if any, of holders of shares of any series of preferred stock that the board of directors may establish, to such dividends as may be declared by our board of directors out of funds legally available for this purpose. Under the terms of the most restrictive agreements pursuant to which we have incurred indebtedness, at September 30, 2003 the amount that could be borrowed for the payment of dividends was $1,249,748,000. At September 30, 2003, 89,876,430 shares of common stock were outstanding and 200,000,000 were authorized.

Annual Meeting

       Annual meetings of our stockholders are held on the date designated in accordance with our by-laws. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose by the board of directors and shall be called by the chairman of the board or the secretary upon the written request, stating the purpose of such meeting, of the holders of a majority of the outstanding shares of all classes of capital stock entitled to vote at the meeting.

Voting Rights

       The holders of our shares of common stock are entitled to one vote for each share held on record and may vote by proxy. Except as may be otherwise provided by applicable law, our restated certificate of incorporation or our by-laws, all elections shall be had and all questions decided by a plurality of the votes cast by stockholders entitled to vote thereon at a duly held meeting of stockholders at which a quorum is present.

Liquidation, Dissolution or Winding-Up

       In the event of our liquidation, dissolution or winding-up, the holders of our shares of common stock are entitled to share ratably according to the number of shares held by them in all remaining assets available for distribution to the holders of our shares after discharge of outstanding liabilities and payment of such liquidation preference, if any, of any series of preferred stock that the our board of directors may establish.

Takeover Provisions

       Certain provisions of our restated certificate of incorporation and by-laws may have the effect of delaying, deferring or preventing a change of control in connection with certain extraordinary corporate transactions. An article of the restated certificate of incorporation requires that business combinations, which term is defined to include certain mergers, asset sales, security issuances, recapitalizations and liquidations, involving us or any of our subsidiaries and certain acquiring persons (namely, a person, entity or specified group which beneficially owns or controls at least 20 per cent of our voting stock) be approved by the holders of two-thirds of our voting stock (not including shares held by an acquiring person with which or by or on whose behalf a business combination is proposed) unless such business combination either: (i) has been authorized by the board of directors prior to the time that the acquiring person involved in such business combination became an acquiring person, or (ii) will result in the receipt by the other stockholders of a specified minimum amount and form of payment for their shares.

       Our restated certificate of incorporation and by-laws also provide for a board of directors divided as nearly equal as possible into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election. In addition, the restated certificate of incorporation and the by-laws require (i) approval of holders of 80 per cent of the voting stock to remove directors or to amend, alter or repeal the provisions as to the classified board and other related provisions, (ii) advance notice of, and a specified procedure for, shareholder nominations for director, (iii) the taking of stockholder action only at annual or special meetings (to be called only by the chairman of the board, the President or a majority of the board of directors) and prohibiting stockholder action by written consent, and (iv) the filling of vacancies on the board by remaining directors, though less than a quorum. Such provisions of the restated certificate of incorporation and the by-laws may make it more difficult for a person or entity to acquire and exercise control of the company and remove incumbent directors and officers.

Other Rights

       Holders of our shares of common stock have no pre-emption, redemption, conversion or other subscription rights.

DESCRIPTION OF PREFERRED STOCK

General

       The following description sets forth certain general terms of the preferred stock we may issue. The terms of any series of the preferred stock will be described in the applicable prospectus supplement relating to the preferred stock being offered. The description set forth below and in any prospectus supplement is not complete, and is subject to, and qualified in its entirety by reference to, our restated certificate of incorporation, as amended, and the certificate of designations relating to each particular series of the preferred stock, which was or will be filed with the SEC at or before the issuance of the series of preferred stock.

Terms of the Preferred Stock

       Under our restated certificate of incorporation, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $1.00 per share. Our board of directors has the authority, without approval of the stockholders, to issue all of the shares of preferred stock which are currently authorized in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. As of September 30, 2003, we had 19,673,195 shares of preferred stock available for issuance with a total of 326,805 shares outstanding.

       The applicable prospectus supplement will describe the terms of each series of preferred stock, including, where applicable, the following:

•	the designation, stated value, liquidation preference and number of shares offered;

•	the offering price or prices;

•	the dividend rate or rates, or method of calculation, the dividend periods, the dates on which dividends shall be payable and whether dividends are cumulative or non-cumulative and, if cumulative, the dates from which dividends begin to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange provisions;

•	any voting rights;

•	whether the preferred stock will be issued in certificated or book-entry form;

•	whether the preferred stock will be listed on a national securities exchange;

•	information with respect to any book-entry procedures; and

•	any additional rights, preferences, privileges, limitations and restrictions of the preferred stock which are not inconsistent with the provisions of the restated certificate of incorporation.

       The preferred stock will be, when issued against payment, fully paid and non-assessable. Holders will have no preemptive rights to subscribe for any additional securities which we may issue. Unless otherwise specified in the applicable prospectus supplement, the shares of each series of preferred stock will rank equally with all other outstanding series of preferred stock issued by us as to payment of dividends, other than with respect to cumulation of dividends, and as to the distribution of our assets upon liquidation, dissolution, or winding up. Each series of preferred stock will rank senior to the common stock, and any other stock of ours that is expressly made junior to that series of preferred stock.

       Unless otherwise specified in the applicable prospectus supplement, The Bank of New York will be the transfer agent, dividend disbursing agent, conversion agent, if applicable, and registrar for the shares of the preferred stock.

Dividends and Distributions

       Holders of shares of the preferred stock will be entitled to receive, as, if and when declared by our board of directors, or a duly authorized committee of our board of directors, out of funds legally available for the payment of dividends, cash dividends at the rate set forth in, or calculated in accordance with the formula set forth in, the prospectus supplement relating to the preferred stock being offered.

       Dividends on the preferred stock may be cumulative or non-cumulative as provided in the applicable prospectus supplement. Dividends on the cumulative preferred stock will accumulate from the date of original issue and will be payable in arrears on the dates specified in the applicable prospectus supplement. If any date so specified as a dividend payment date is not a business day, declared dividends on the preferred stock will be paid on the immediately succeeding business day, without interest. The applicable prospectus supplement will set forth the applicable dividend period with respect to a dividend payment date. If our board of directors, or a duly authorized committee of our board of directors, fails to declare a dividend on any series of non-cumulative preferred stock for any dividend period, we will have no obligation to pay a dividend for that period, whether or not dividends on that series of non-cumulative preferred stock are declared for any future dividend period. Unless otherwise specified in the applicable prospectus supplement, dividends on the preferred stock will be payable to record holders as they appear on our stock books on each record date, not more than 30 nor less than 15 days preceding the applicable payment date, as shall be fixed by our board of directors or a duly authorized committee of our board of directors.

       No dividends will be declared or paid or set apart for payment on the preferred stock of any series ranking, as to dividends, equally with or junior to any other series of preferred stock for any period unless dividends have been or are contemporaneously declared and paid or declared and a sum sufficient for the payment of those dividends has been set apart for, in the case of the cumulative preferred stock, all dividend periods terminating on or before the date of payment of full cumulative dividends, or in the case of non-cumulative preferred stock, the immediately preceding dividend period.

       When dividends are not paid in full upon any series of preferred stock, and any other preferred stock ranking equally as to dividends with that series of preferred stock, all dividends declared upon shares of that series of preferred stock and any other preferred stock ranking equally as to dividends will be declared pro rata so that the amount of dividends declared per share on that series of preferred stock and any other preferred stock ranking equally as to dividends per share on the shares of that series of preferred stock and the other preferred stock bear to each other. In the case of non-cumulative preferred stock, any accrued dividends described in the immediately preceding paragraph will not include any accumulation in respect of unpaid dividends for prior dividend periods.

       Except as provided in the immediately preceding paragraph, unless full dividends on all outstanding shares of any series of preferred stock have been declared and paid, in the case of a series of cumulative preferred stock, for all past dividend periods, or in the case of non-cumulative preferred stock, for the immediately preceding dividend period, then:

•	we may not declare dividends or pay or set aside for payment or other distribution on any of our capital stock ranking junior to or equally with that series of preferred stock as to dividends or upon liquidation, other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, our common stock or our other capital stock ranking junior to that series of preferred stock as to dividends and upon liquidation, and

•	we may not redeem, purchase or otherwise acquire any of our capital stock ranking junior to or equally with that series of preferred stock as to dividends or upon liquidation, for any consideration or any moneys paid to or made available for a sinking fund for the redemption of any shares of any of our capital stock, except by conversion or exchange for our capital stock ranking junior to that series of preferred stock as to dividends and upon liquidation.

       Unless otherwise specified in the applicable prospectus supplement, the amount of dividends payable for any period shorter than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month.

Liquidation Preference

       Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holders of the preferred stock will have preference and priority over our common stock and any other class of our stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, for payments out of or distributions of our assets or proceeds from any liquidation, whether from capital or surplus, of the amount per share set forth in the applicable prospectus supplement plus all accrued and unpaid dividends, whether or not earned or declared, to the date of final distribution to such holders. After any liquidating payment, the holders of preferred stock will be entitled to no other payments. If, in the case of any liquidation, dissolution or winding up of us, our assets or the proceeds from any liquidation should be insufficient to make the full liquidation payment in the amount per share set forth in the applicable prospectus supplement relating to a series of preferred stock, plus all accrued and unpaid dividends on that preferred stock, and liquidating payments on any other preferred stock ranking as to liquidation, dissolution or winding up equally with that preferred stock, then any assets and proceeds will be distributed among the holders of the preferred stock and any other preferred stock ratably in accordance with the respective amounts which would be payable on those shares of preferred stock and any other preferred stock if all amounts payable were paid in full. In the case of non-cumulative preferred stock, accrued and unpaid dividends will not include cumulation of unpaid dividends from prior dividend periods. A consolidation or merger of us with one or more corporations will not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of us.

Redemption

       If specified in the prospectus supplement relating to a series of preferred stock being offered, we may, at our option, at any time or from time to time on not less than 30 nor more than 60 days notice, redeem that series of preferred stock in whole or in part at the redemption prices and on the dates set forth in the applicable prospectus supplement.

       If less than all outstanding shares of a series of preferred stock are to be redeemed, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by our board of directors or a duly authorized committee of our board of directors to be equitable. From and after the redemption date, unless we are in default in providing for the payment of the redemption price, dividends shall cease to accrue on the shares of that series of preferred stock called for redemption and all rights of the holders shall cease, other than the right to receive the redemption price.

Voting Rights

       Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as set forth below or as otherwise required by law.

       Whenever dividends payable on the preferred stock are in arrears for a number of dividend periods, whether or not consecutive, which in the aggregate is equivalent to six calendar quarters, the holders of outstanding shares of the preferred stock, voting as a class with holders of shares of all other series of preferred stock ranking equally with the preferred stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors on the terms set forth below. These voting rights will continue, in the case of any series of cumulative preferred stock, until all past dividends accumulated on shares of cumulative preferred stock are paid in full and, in the case of non-cumulative preferred stock, until all dividends on shares of non-cumulative preferred stock are paid in full for at least one calendar year. Upon payment in full of these dividends, the voting rights will terminate except as expressly provided by law. Holders of all series of preferred stock which are granted these voting rights and which rank equally with the preferred stock will vote as a class, and, unless otherwise specified in the applicable prospectus supplement, each holder and share of the preferred stock will have one vote for each share of stock held and each other series will have the number of votes, if any, for each share of stock held as may be granted to them. In the event that the holders of shares of the preferred stock are entitled to vote as described in this paragraph, our board of directors will be increased by two directors, and the holders of the preferred stock will have the exclusive right as members of that class, as outlined above, to elect two directors at the next annual meeting of shareholders.

       Upon termination of the right of the holders of the preferred stock to vote for directors as discussed in the preceding paragraph, the term of office of all directors then in office elected by those holders will terminate immediately. Whenever the term of office of the directors elected by those holders ends and the related special voting rights expire, the number of directors will automatically be decreased to the number of directors as would otherwise prevail.

       So long as any shares of preferred stock remain outstanding, we shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of the preferred stock outstanding at the time, voting as a class with all other series of preferred stock ranking equally with the preferred stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable, given in person or by proxy, either in writing or at a meeting:

•	issue or increase the authorized or issued amounts of, the preferred stock or any class or series of stock ranking pari passu with preferred stock (unless the board of directors was authorized to do so without the consent of holders of the preferred stock at the time the existing series was created),

and, without the approval of at least two-thirds of the shares referred to above:

•	create any class or series of stock ranking senior to the preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of us (unless the board of directors was authorized to do so without the consent of holders of the preferred stock at the time the existing series was created); or

•	amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of our restated certificate of incorporation or the certificate of designations of the preferred stock so as to materially and adversely affect any right, preference, privilege or voting power of the preferred stock or the holders of the preferred stock;

provided, however, that any increase in the amount of authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock, or any increase in the amount of authorized shares of preferred stock, in each case ranking equally with or junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of us will not be deemed to materially and adversely affect these rights, preferences, privileges or voting powers.

       The foregoing voting provisions will not apply if all outstanding shares of preferred stock have been redeemed or sufficient funds have been deposited in trust to effect such a redemption which is scheduled to be consummated within three months after the time that such rights would otherwise be exercisable.

Conversion or Exchange Rights

       The prospectus supplement relating to a series of preferred stock that is convertible or exchangeable will state the terms on which shares of that series are convertible or exchangeable into common stock, another series of preferred stock or debt securities.

PLAN OF DISTRIBUTION

       We may sell the securities described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

       The prospectus supplement with respect to the offered securities will describe the terms of the offering, including:

•	the name or names of any agents or underwriters,

•	the purchase price of such securities and the proceeds to us from such sale,

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation,

•	any initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which such securities may be listed.

       Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the securities offered thereby. If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, either:

•	at a fixed public offering price or prices,

•	at market prices prevailing at the time of sale,

•	at varying prices determined at the time of sale, or

•	at negotiated prices.

       The obligations of the underwriters to purchase the securities will be subject to various conditions precedent, and the underwriters will be obligated to purchase all of the securities of the series offered by the prospectus supplement relating to such series if any of such securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       We may also sell securities directly or through agents designated from time to time. Any agent involved in the offering and sale of the offered securities is named in the applicable prospectus supplement. Any commissions payable by us to such agent are set forth in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

       If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to such arrangements.

       Shares of our common stock may be offered or sold in connection with the settlement of forward purchase contracts we enter into from time to time with a financial institution or in connection with the payment of other contractual obligations, derivatives or hedging transactions. The financial institution or secured party may be deemed to be an underwriter. If any such sales are conducted, whether the third party is deemed to be an underwriter, the prospectus supplement related to such sales will set forth, as required, the following information:

•	the identity of the underwriter,

•	the amount of shares being sold,

•	the aggregate number of shares held by the financial institution before and after the proposed sale,

•	and any material arrangements between us and the financial institution within the past three years.

       In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of the underwriter in stabilizing or short-covering transactions.

       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

       The distribution of the securities may be carried out from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

       In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers and these dealers may receive compensation in the form of discounts, concessions and commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any of these underwriters or agents will be identified, and the amount underwritten by the underwriter or agent, the nature of the underwriter’s obligation, and any compensation received from us will be described in the applicable prospectus supplement.

       Under agreements that we may enter into, the underwriters, dealers and agents who participate in the distribution of the securities offered through this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments required to be made in respect thereof.

       The securities offered through this prospectus (other than common stock) will be new issues of securities with no established trading market. Underwriters and agents who purchase the securities for public offering and sale may make a market in these securities, but these underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

       We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities which will be paid for and delivered on a future date specified in a prospectus supplement. The obligations of any purchasers under this delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institution is subject. The underwriters and these other persons will not have any responsibility in respect of the validity or performance of these contracts.

EXPERTS

       The consolidated balance sheet of Amerada Hess Corporation as of December 31, 2002 and 2001 and the statements of consolidated income, retained earnings, cash flows, changes in preferred stock, common stock and capital in excess of par value and comprehensive income for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus, have been incorporated into this prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

       White & Case LLP, New York, New York, will issue an opinion about the legality of the issuance of the Securities offered hereby. Davis Polk & Wardwell, New York, New York, will issue such an opinion on behalf of any agent, underwriter or dealer.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

12,000,000 ACESTM/SM

Amerada Hess Corporation

7.00% Mandatory Convertible Preferred Stock

Automatically Convertible Equity
Securities (ACES)

Goldman, Sachs & Co.

Banc of America Securities LLC

Citigroup
JPMorgan
Morgan Stanley